Form 10-K, Exhibit 13
period 1996-12-31
LEXMARK INTERNATIONAL GROUP INC
filed 1997-03-26
CIK 1001288

CONSOLIDATED STATEMENTS OF OPERATIONS

Lexmark International Group, Inc. and Subsidiaries
(Dollars in Millions, Except Per Share Amounts)

                                                       Year Ended
                                            --------------------------------
                                            1996          1995          1994
                                            ----          ----          ----
Revenues (including revenues from IBM of
 $192, $421, and $404, respectively)       $2,377.6     $2,157.8     $1,852.3
Cost of revenues                            1,630.2      1,487.9      1,298.8
                                           --------    ---------     --------
        Gross profit                          747.4        669.9        553.5

Research and development                      123.9        116.1        101.0
Selling, general and administrative           388.0        359.1        292.9
Option compensation related to IPO              -           60.6          -
Amortization of intangibles                     5.1         25.6         44.7
                                           --------     --------     --------
       Operating expenses                     517.0        561.4        438.6

                                           --------     --------     --------
        Operating income                      230.4        108.5        114.9
Interest expense                               20.9         35.1         50.6
Amortization of deferred financing
 costs and other                                7.9         10.1         13.6
                                           --------     --------     --------
    Earnings before income taxes and
     extraordinary item                       201.6         63.3         50.7

Provision for income taxes                     73.8         15.2          6.1
                                           --------     --------     --------
    Earnings before extraordinary item        127.8         48.1         44.6

Extraordinary loss on extinguishment
 of debt (net of related tax benefit
 of $6.4)                                       -          (15.7)         -
                                           --------     --------     --------
     Net earnings                             127.8         32.4         44.6

Preferred dividends                             -            -           11.8
Preferred stock redemption premium              -            -           61.3
                                           --------     --------     --------
        Net earnings (loss) attributable
         to common stock                   $  127.8     $   32.4     $  (28.5)
                                           --------     --------     --------

Earnings  (loss)  per  common and common
 equivalent share, primary  and fully
 diluted:
       Before extraordinary item           $   1.68     $   0.64     $  (0.46)
       Extraordinary loss                      -           (0.21)        -
                                           --------    ---------     --------
       Net earnings (loss)                 $   1.68     $   0.43     $  (0.46)

Shares used in per share calculation     76,221,843   74,932,103   61,430,896
                                         ==========   ==========   ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Lexmark International Group, Inc. and Subsidiaries
(Dollars in Millions, Except Share Amounts)
                                                             December 31,
                                                         -------------------
                                                         1996           1995
                                                         ----           ----
ASSETS
Current assets:
     Cash and cash equivalents                      $   119.3       $   150.5
     Trade receivables, net of allowance of $18
      and $27, respectively                             304.7           213.6
     Inventories                                        271.0           296.3
     Prepaid expenses and other current assets           70.1            55.3
                                                     --------        --------
          Total current assets                          765.1           715.7

Property, plant and equipment, net                      434.1           361.2
Other assets                                             22.3            66.0
                                                     --------        --------
          Total assets                               $1,221.5        $1,142.9
                                                     --------        --------



LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Short-term debt                                 $    2.1        $    -
     Current portion of long-term debt                    -              20.0
     Accounts payable                                   197.2           209.6
     Accrued liabilities                                222.0           258.4
                                                     --------        --------
          Total current liabilities                     421.3           488.0

Long-term debt                                          163.2           175.0
Other liabilities                                        96.7            89.7
                                                     --------        --------
          Total liabilities                             681.2           752.7
                                                     --------        --------

Stockholders' equity:
     Preferred stock, $.01 par value, 1,600,000
      shares authorized, no shares issued and
      outstanding                                         -               -
     Common stock, $.01 par value:
          Class A, 160,000,000 shares authorized;
           70,213,603 and 64,303,619 outstanding          0.7             0.6
          Class B, 10,000,000 shares authorized;
           2,446,523 and 5,888,623 outstanding            -               0.1
     Capital in excess of par                           519.3           494.6
     Retained earnings (deficit)                         19.8          (108.0)
     Accumulated translation adjustment                   0.5             2.9
                                                     --------        --------
          Total stockholders' equity                    540.3           390.2
                                                     --------        --------
          Total liabilities and stockholders' equity $1,221.5        $1,142.9
                                                     ========        ========
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Lexmark International Group, Inc. and Subsidiaries
(Dollars In Millions)

                                                          Year Ended
                                                  --------------------------
                                                  1996       1995       1994
                                                  ----       ----       ----
Cash flows from operating activities:
Net earnings                                     $127.8     $ 32.4     $ 44.6

Adjustments to reconcile net earnings to net
    cash provided by operating activities:
     Depreciation and amortization                 69.2       99.1      127.3
     Option compensation related to IPO             -         60.6        -
     Extraordinary loss                             -         15.7        -
     Deferred taxes                                12.3      (30.8)       -
     Other non-cash charges to operations          22.6       45.5       54.2
                                                 ------     ------     ------
                                                  231.9      222.5      226.1
     Change in assets and liabilities:
         Trade receivables                        (70.1)     (52.5)     (39.7)
         Trade receivables programs               (21.0)      30.0       70.0
         Inventoriees                              25.3      (17.3)      28.5
         Accounts payable                         (12.4)      71.3       17.0
         Accured  liabilities                     (36.4)      76.5       29.2
         Other assets and libilities                0.7      (23.0)      30.8
                                                 ------     ------     ------
              Net cash provided by operating
               activities                         118.0      307.5      361.9

Cash flows from investing activities:
     Purchases of property, plant and equipment  (145.0)    (106.8)     (58.1)
     Proceeds from sale of property, plant and
      equipment                                     3.6        6.6        2.2
                                                 ------     ------     ------
              Net cash used for investing
               activities                        (141.4)    (100.2)     (55.9)

Cash flows from financing activities:
     Increase in short-term debt                    2.1          -        -
     Proceeds from issuance of long-term debt,
      net of issue costs of $2.8 in 1995            5.7      147.2        -
     Principal payments on long-term debt         (38.0)    (245.0)    (360.7)
     Exercise of stock options and warrants        23.0        -         (0.1)
     Preferred dividends paid                       -         (2.2)      (9.5)
                                                 ------     ------     ------
              Net cash used for financing
               activities                          (7.2)    (100.0)    (370.3)
Effect of exchange rate changes on cash            (0.6)       1.2        1.3
                                                 ------     ------     ------

Net increase (decrease) in cash and cash
 equivalents                                      (31.2)     108.5      (63.0)
Cash and cash equivalents - beginning
 of period                                        150.5       42.0      105.0
                                                 ------     ------     ------
Cash and cash equivalents - end of period        $119.3     $150.5     $ 42.0
                                                 ======     ======     ======
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Lexmark International Group, Inc. and Subsidiaries

(Dollars in Millions, Except Share Amounts)

                                                                         Junior                 Class A
                                                                     Preferred Stock          Common Stock
                                                                   -------------------     -------------------
                                                                   Shares       Amount     Shares       Amount
                                                                   ------       ------     ------       ------
Balance at December 31, 1993                                       50,000        $5.0    50,616,795      $0.5

Issuance of 9,750,000 shares of Class A common
 stock in exchange for 850,000 shares of redeemable
 senior  preferred stock (net of $0.1 stock issuance
 costs)                                                                                   9,750,000       0.1

Issuance of  common stock less notes receivable of $0.4                                      39,060

Dividends on redeemable senior preferred stock ($13.88 per share)
Purchase of treasury stock                                                                  (18,750)
Cash received for payments on notes receivable for
 common stock issued to management and certain other
 individuals

Translation adjustment

Net earnings
                                                                  ------         ----     ----------     ----
Balance at December 31, 1994                                      50,000          5.0     60,387,105      0.6

Issuance of common stock less notes receivable of $0.1                                        3,600
Conversion of Class B to Class A common stock                                             2,361,377
Conversion of junior preferred stock to Class A
 common stock                                                    (50,000)        (5.0)       750,000
Warrant exercise at $6.67 per warrant                                                        254,385
Option compensation related to IPO
Long-term incentive plan compensation
Shares issued upon exercise of options                                                       692,588
Treasury shares received from option exercises                                              (439,956)
Treasury shares issued upon exercise of options                                              294,520
Cash received for payments on notes receivable
 for common stock issued to management and certain other
 individuals
Translation adjustment
Net earnings
                                                                  ------        ----      ----------     ----
Balance at December 31, 1995                                          --        --        64,303,619      0.6

Conversion  of Class B to Class A common stock                                             3,442,100      0.1
Option compensation expense
Long-term incentive plan compensation
Shares issued upon exercise of options                                                     2,239,948
Tax benefit related to stock options and warrants
Treasury shares received from option exercises                                              (199,881)
Treasury shares issued upon exercise of options                                              427,817
Cash received for payments on notes receivable
 for common stock issued to management and certain other
 individuals
Translation adjustment
Net earnings
                                                                  ------        ----      ----------     ----
Balance at December 31, 1996                                          --       $--        70,213,603     $0.7
                                                                  ======        ====      ==========     ====

See notes to consolidated statements.

          Class B
        Common Stock                               Retained          Accumulated
     -----------------            Capital in       Earnings          Translation
     Shares     Amount          Excess of Par      (Deficit)          Adjustment     Total
     ------     ------          -------------      ---------         -----------     -----
   8,250,000    $0.1               $357.2         $(185.0)              $(4.1)       $173.7




                                     84.8                                              84.9

                                                                                       --

                                    (11.8)                                            (11.8)
                                     (0.2)                                             (0.2)


                                      0.2                                               0.2

                                                                          4.1           4.1

                                                     44.6                              44.6
   ---------    ----               ------         -------               ------       ------
   8,250,000     0.1                430.2          (140.4)               --           295.5

                                                                                       --
  (2,361,377)                                                                          --

                                      5.0                                              --
                                      1.7                                               1.7
                                     58.7                                              58.7
                                      0.6                                               0.6
                                                                                       --
                                     (2.7)                                             (2.7)
                                      0.9                                               0.9


                                      0.2                                               0.2
                                                                          2.9           2.9
                                                     32.4                              32.4
   ---------    ----               ------         -------               ------       ------
   5,888,623     0.1                494.6          (108.0)                2.9         390.2

  (3,442,100)   (0.1)                                                                  --
                                      1.2                                               1.2
                                      0.8                                               0.8
                                     15.1                                              15.1
                                      7.4                                               7.4
                                                                                       --
                                                                                       --


                                      0.2                                               0.2
                                                                         (2.4)         (2.4)
                                                     127.8                            127.8
   ---------    ----               ------         --------              -----        ------
   2,446,523   $--                 $519.3            $19.8               $0.5        $540.3
   =========    ====               ======         ========              =====        ======

               Lexmark International Group, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (Dollars in Millions, Except Share Amounts)


1. ORGANIZATION AND BUSINESS

     Lexmark   International  Group,  Inc.  (formerly  Lexmark  Holding,   Inc.)
(together with its subsidiaries, the "Company") is a global developer, manufacturer and supplier of laser and inkjet printers and associated consumable supplies. The Company also sells dot matrix printers for printing single and multi-part forms by business users. The Company's core printer business targets the office and home markets through its Business Printer and Consumer Printer Divisions. In addition to its core printer business, the Company develops, manufactures and markets a broad line of other office imaging products, through its Imaging Solutions Division, which include supplies for International Business Machines Corporation ("IBM") branded printers, after-market supplies for other original equipment manufacturer ("OEM") products, and typewriters and typewriter supplies that are sold under the IBM trademark. The Company's "keyboards and other" product category was phased out by March 1996 (see Note
16). The principal customers for the Company's products are dealers, retailers and distributors worldwide. The Company employs marketing teams which target large accounts to generate demand in selected industries worldwide. The Company's products are sold in nearly 150 countries in North and South America, Europe, the Middle East, Africa, Asia, the Pacific Rim and the Caribbean.


2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

     The accompanying  consolidated financial statements include the accounts of
Lexmark  International  Group,  Inc.  and  its  subsidiaries.   All  significant
intercompany accounts and transactions have been eliminated.

Foreign Exchange:

     The functional currency for the Company's significant foreign subsidiaries is the applicable local currency. For those subsidiaries, assets and liabilities are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average exchange rates prevailing during the period. Adjustments arising from the translation of assets and liabilities are accumulated as a separate component of stockholders' equity. The effects of translation of intercompany loans to international subsidiaries which have been designated as long-term investments are also included in this separate component of stockholders' equity.

     The Company enters into foreign currency swaps, options, and forward exchange contracts in its management of foreign currency exposures. Realized and unrealized gains and losses on contracts that are designated as hedges are recognized in earnings in the same period as the underlying hedged transaction. Contracts that do not qualify as hedges for accounting purposes, including the currency portion of interest rate/currency swaps, are marked to market and the resulting gains and losses are recognized in current earnings. The cash flows resulting from hedge contracts are classified as cash flows from operating activities.

Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for such items as the allowance for doubtful accounts, inventory reserves, product warranty, depreciation, employee benefit plans and taxes.

Cash Equivalents:

     All highly liquid investments with an original maturity of three months or less at the Company's date of purchase are considered to be cash equivalents.

Inventories:

     Inventories are stated at the lower of weighted average cost or market. The Company considers all raw materials to be in production upon their receipt.

Property, Plant and Equipment:

     Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Property, plant and equipment accounts are relieved of the cost and related accumulated depreciation when assets are disposed of or otherwise retired.

Intangible Assets:

     Intangible assets (including trademark, patent and license, software license and non-competition agreements) are stated at cost and are amortized on an accelerated basis over the estimated period of economic benefit but not more than five years. Intangible assets were fully amortized by March 1996.

Revenue Recognition:

     Sales are recognized when products are shipped to customers.

Advertising Costs:

     The Company expenses advertising costs when incurred. Advertising expense was approximately $49.3 and $43.0 in 1996 and 1995, respectively.

Earnings (Loss) Per Common Share:

     Earnings (loss) per common share is determined by dividing earnings (loss) attributable to common stock by the weighted average number of common shares, and when dilutive, common equivalent shares, outstanding.

     Net earnings (loss) attributable to common stock is determined by deducting preferred stock dividends and the preferred stock redemption premium from net earnings. The weighted average number of common and common equivalent shares outstanding have been increased by 2,577,480 shares in 1994 to give effect to the assumption that all stock and stock options, including the effect of the exchange of redeemable senior preferred stock for Class A common stock, issued within one year of the filing of the Company's initial public offering were outstanding for all periods presented, even where their impact is antidilutive. The number of such shares assumed to be outstanding was calculated using the treasury stock method based on the initial public offering price. Common equivalent shares and other potentially dilutive securities include stock options, warrants and junior preferred stock. Primary and fully diluted earnings per share do not differ by a material amount.


3. INVENTORIES

          Inventories consisted of the following at December 31:

                                  1996      1995
                                  ----      ----
Work in process                  $144.6    $167.7
Finished goods                    126.4     128.6
                                 ------    ------
                                 $271.0    $296.3
                                 ======    ======


4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at December 31:

                                   1996     1995
                                   ----     ----
Land and improvements             $ 15.9   $ 14.1
Buildings and improvements         184.9    154.4
Machinery and equipment            392.2    353.6
Information systems and furniture  118.7    100.0
                                  ------   ------
                                   711.7    622.1

Less accumulated depreciation      277.6    260.9
                                  ------   ------

                                  $434.1   $361.2
                                  ======   ======

     Depreciation expense was $62.3, $71.2 and $71.8 for 1996, 1995 and 1994, respectively.

5. ACCRUED LIABILITIES

     Accrued liabilities consisted of the following at December 31:

                                      1996       1995
                                      ----       ----
Compensation                        $  57.6    $  69.2
Income taxes payable                    7.0       22.2
Fixed assets                           26.8       29.6
Warranty                               31.0       21.8
Value added tax                        15.5       16.8
Deferred revenue                       17.4        9.8
Other                                  66.7       89.0
                                     ------     ------
                                     $222.0     $258.4
                                     ======     ======


6. LONG-TERM DEBT

     Long-term debt consisted of the following at December 31:

                                        1996      1995
                                        ----      ----
Term loan                              $ 37.0    $ 55.0
Senior notes, Series B, 12.125%
 interest rate, due in 1998               -        20.0
Senior subordinated notes, 14.25%
 interest rate, due in 2001             120.0     120.0
Other                                     6.2       -
                                       ------    ------
                                        163.2     195.0
Less current portion                      -       (20.0)
                                       ------    ------
                                       $163.2    $175.0
                                       ======    ======

     In April 1995, the Company refinanced its $150.0 non-revolving term loan and its $150.0 revolving credit facility prior to their maturity with a new $150.0 non-revolving term loan and a $250.0 revolving credit facility held by a group of banks. This early extinguishment of debt resulted in an extraordinary charge of $22.1 ($15.7 net of tax benefit) caused by the write-off of deferred financing costs of $4.9 and the mark to market of hedging instruments related to the extinguished debt of $17.2. During 1995, $95.0 of the term loan was prepaid, and in 1996 an additional $18.0 was prepaid on the term loan.

     Under the amended and restated credit agreement (as amended), interest on the term loan and any amount outstanding under the revolving credit facility is calculated using either of two methods at the option of the Company. The first method provides for a rate, based on the Company's performance, ranging from 0.0% to 0.75% above the base rate, with the base rate equal to the higher of the bank's prime rate or the federal funds rate plus 0.5% per annum. The second method provides for a rate, based on the Company's performance, ranging from 0.75% to 2.0% above adjusted LIBOR (London Inter Bank Offered Rate). Principal payments on the term loan are due quarterly, with the next scheduled payment due on June 30, 1998 and the final payment due on December 31, 1998. Any amounts outstanding under the revolving credit facility are due upon the maturity of the facility in January 1999. In certain situations, a portion of the proceeds from the sale of assets, casualty events or debt financings must be used to repay the term loan.

     Although not required under the amended and restated credit agreement, the Company was required under the terms of the original credit agreement to cap the interest rate paid on a portion of the term loan at a rate of 13% or below, and entered into interest rate/currency swaps to meet this requirement. Because portions of the original U.S. dollar loan proceeds were recorded on the books of foreign subsidiaries, or used by the U.S. parent company to fund intercompany loans to foreign subsidiaries, currency swaps were used to neutralize the effect of currency fluctuations. An interest rate/currency swap with a notional amount of $36.7 continues and was marked to market at the time the term loan was refinanced and redesignated as a hedge of the new facility. The interest rate/currency swap matures on March 27, 1998. The effective rate of interest on the term loan (after giving effect to the interest rate/currency swap) was 7.0% at December 31, 1996.

     In March 1996, the senior notes in the amount of $20.0 were redeemed.

     The senior subordinated notes are held by financial institutions. Interest is payable at the end of each calendar quarter through March 31, 2001. Mandatory principal payments are due annually from March 31, 1999 through March 31, 2001. In the event of a change in control, holders have the option to require prepayment of the senior subordinated notes plus accrued interest and a prepayment charge. The Company must offer to repurchase the senior subordinated notes if cash proceeds from sales of assets exceed a specific amount, as defined in the Note and Stock Purchase Agreement (as amended); however, payment is subject to the full payment of all term loans and senior notes. The Company executed an interest rate swap agreement related to these notes on a notional amount of $40.0 through September 30, 1998 whereby the Company receives a fixed rate of 5.4% and pays a variable rate equal to LIBOR. The variable rate the Company pays on this swap is capped at 7.7%.

     At December 31, 1996, the Company had unused lines of credit of approximately $250.0. The amended and restated credit agreement provides for the quarterly payment of a commitment fee on all unused commitments ranging from 0.2% to 0.5% per annum, based on the Company's performance.

     Interest  expense  of  $1.2,  $7.7  and  $10.3  in  1996,  1995  and  1994,
respectively, related to the swaps discussed above, previously outstanding interest rate/currency swaps and interest rate caps and options is included in interest expense in the statement of operations.

     Substantially all tangible and intangible assets of the Company serve as collateral for the term loan and revolving credit facility. The senior subordinated notes are unsecured but are guaranteed by the Company and by the domestic subsidiaries of Lexmark International, Inc., a wholly owned subsidiary of the Company. The credit agreements contain customary default provisions, including a default upon a "change of control" which includes the acquisition by one person or a related group of persons other than Clayton & Dubilier Private Equity Fund IV Limited Partnership (C&D Fund IV) and IBM of 25% or more of the Company's voting securities, unless C&D Fund IV owns a greater percentage of the Company's voting securities than such person or related group. The senior subordinated note agreement allows the holder to put the notes to Lexmark International, Inc. upon the acquisition, by a person or a related group of persons, of 20% of the Company's voting securities and the cessation of control of the Company by C&D Fund IV and certain other stockholders. The credit agreements also contain certain net worth, leverage and fixed charge coverage restrictions and other covenants which, among other things, restrict the payment of dividends on common stock, incurrence of additional debt, investments and joint ventures, repurchases of common stock, mergers or consolidations and sales of assets.

     The aggregate annual long-term debt payment requirements are as follows for the five years ending December 31: 1997-$0; 1998-$37.0; 1999-$40.0; 2000-$40.0;
2001-$40.0, and thereafter-$6.2.

     Total cash paid for interest amounted to $24.2, $41.4 and $50.2 in 1996, 1995 and 1994, respectively.


7. STOCKHOLDERS' EQUITY

     The Company authorized and issued 850,000 shares of redeemable senior preferred stock and 50,000 shares of junior preferred stock in connection with the acquisition of IBM Information Products Corporation in 1991. The redeemable senior preferred stock was canceled and exchanged for 9,750,000 shares of Class A common stock on December 30, 1994. This was a non-cash exchange, and thus does not appear in the statement of cash flows. The excess of the fair value of the common stock issued to the holders of the redeemable senior preferred stock over the carrying amount of the redeemable senior preferred stock has been subtracted from net earnings in arriving at net loss attributable to common stock in the calculation of net loss per common share in 1994. The junior preferred stock, which was contributed to the Company's savings plan on March 27, 1991, was exchanged for 750,000 shares of Class A common stock on October 25, 1995. The junior preferred stock was then retired. This was a non-cash exchange, and thus does not appear in the statement of cash flows.

     The Class A common stock is voting and exchangeable for Class B common stock in very limited circumstances. The Class B common stock is non-voting and is convertible, subject to certain limitations, into Class A common stock. In 1996 and 1995, 3,442,100 and 2,361,377 shares, respectively, of Class B common stock were converted to Class A common stock.

     At December 31, 1996, approximately 74,000,000 and 1,750,000 shares of Class A and Class B common stock were unissued and unreserved. These shares are available for a variety of general corporate purposes, including future public offerings to raise additional capital and for facilitating acquisitions.

     In connection with a technology agreement with an unrelated party, the Company has outstanding an exercisable warrant to purchase 634,365 shares of Class A common stock at $6.67 per share. The warrant expires on March 27, 1998.


8. STOCK INCENTIVE PLANS

     The Company has established various stock incentive plans to encourage employees and non-employee directors to remain with the Company and to more closely align their interests with those of the Company's stockholders. Under the employee plans, approximately 13,140,000 shares of Class A common stock have been reserved for grant in the form of stock options, stock appreciation rights, restricted stock, performance shares or deferred stock units. Under the director plan, approximately 150,000 shares of Class A common stock have been reserved for grant in the form of stock options and deferred stock units. As of December 31, 1996, awards under the programs have been limited to stock options, restricted stock and deferred stock units. Additionally, performance shares will be earned by certain members of executive management if specific performance objectives are attained by the Company over a three year period ending December 31, 1997.

     The exercise price of options awarded under these plans is equal to the fair market value of the underlying common stock on the date of grant. All options expire ten years from the date of grant and become fully vested at the end of five years based upon continued employment or three years of service on the Board of Directors.

     The Company recognized a non-cash compensation charge in 1995 of $60.6 ($38.5 net of tax benefit) for certain stock options outstanding prior to the initial public offering in November 1995.

     The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock, performance-based awards and the non-cash compensation charge mentioned in the preceding paragraph. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                        1996        1995
                                        ----        ----
Net earnings - as reported             $127.8     $  32.4
Net earnings - pro forma                125.0        29.9

Net earnings per share - as reported   $ 1.68     $  0.43
Net earnings per share - pro forma       1.64        0.40


     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                            1996         1995
                                            ----         ----
Expected dividend yield                       -            -
Expected stock price volatility              45%          45%
Weighted average risk-free interest rate    5.8%         5.9%
Weighted average expected life of options
 (years)                                    3.9          4.4

     The weighted average fair value of options granted during 1996 and 1995 was $7.67 and $8.16 per share, respectively.

     The pro forma effects on net income for 1996 and 1995 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995.

     A summary of the status of all of the Company's stock incentive plans as of December 31, 1996, 1995 and 1994 and changes during the years then ended is presented below:

                                                     Weighted
                                                     Average
                                                     Exercise
                                      Number          Price
                                      ------         --------
Outstanding at January 1, 1994      8,157,420        $  7.07
Granted                               372,750          11.33
Exercised                                   -           -
Forfeited or canceled              (  482,160)          7.19
                                    ---------        -------

Outstanding at December 31, 1994    8,048,010           7.26
Granted                             2,609,007          19.14
Exercised                          (  987,108)          7.09
Forfeited or canceled              (  241,128)          8.20
                                    ---------        -------

Outstanding at December 31, 1995    9,428,781          10.54
Granted                               508,532          19.39
Exercised                          (2,664,363)          7.11
Forfeited or canceled              (  321,088)         14.81
                                    ---------        -------

Outstanding at December 31, 1996    6,951,862          12.31
                                    =========        =======


     As of December 31, 1996, 1995, and 1994 there were 4,574,734, 6,787,426 and
1,145,850 options exercisable, respectively.

     The following tables summarize information about stock options outstanding at December 31, 1996:

                                   Options Outstanding
                    ---------------------------------------------------
                       Number       Weighted-Average
     Range of       Outstanding        Remaining       Weighted-Average
  Exercise Prices   at 12/31/96     Contractual Life    Exercise Price
  ---------------   -----------     ----------------   ----------------
 $ 6.67 to $14.75    4,059,682            4.9 years        $ 7.38
  15.00 to  19.75      671,402            8.3               16.21
  20.00 to  26.75    2,220,778            8.8               20.14
 ----------------    ---------            ---              ------
 $ 6.67 to $26.75    6,951,862            6.5              $12.31
 ================    =========            ===              ======


                           Options Exercisable
                      -----------------------------
                        Number
     Range of         Exercisable  Weighted-Average
 Exercised Prices     at 12/31/96   Exercise Price
 ----------------     -----------  ----------------
 $ 6.67 to $14.75      3,829,665       $ 7.19
  15.00 to  19.75        240,689        16.10
  20.00 to  26.75        504,380        20.12
 ----------------      ---------       ------
 $ 6.67 to $26.75      4,574,734       $ 9.08
 ================      =========       ======

     Approximately 2,370,000 shares were available for future awards under the stock incentive plans at December 31, 1996.


9. INCOME TAXES

     The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, Accounting for Income Taxes. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The provision for income taxes consisted of the following:

                                1996   1995    1994
                                ----   ----    ----
Currently payable:
    Federal                     $50.0  $32.3   $ 2.1
    Non-U.S.                      5.3    5.1     3.1
    State and local               6.2    8.6     0.9
                                -----  -----   -----
                                 61.5   46.0     6.1
Deferred payable (benefit):
    Federal                      12.0  (23.9)    -
    Non-U.S.                      0.1   (0.4)    -
    State and local               0.2   (6.5)    -
                                -----  -----   -----
                                 12.3  (30.8)    -
                                -----  -----   -----
Provision for income taxes      $73.8  $15.2   $ 6.1
                                =====  =====   =====

     Earnings before income taxes were as follows:

                                 1996     1995    1994
                                 ----     ----    ----
U.S.                            $129.6   $27.3   $36.7
Non-U.S.                          72.0    36.0    14.0
                                ------   -----   -----
Earnings before  income taxes   $201.6   $63.3   $50.7
                                ======   =====   =====

     The U.S. and non-U.S. earnings before income taxes reflect write-offs of certain intercompany obligations owed to the U.S. totaling $10.6 and $13.0 in 1995 and 1994, respectively.

     The Company realized an income tax benefit from the exercise of certain stock options and warrants in 1996. This benefit resulted in a decrease in current income taxes payable and an increase in capital in excess of par of $7.4 in 1996.


     Significant components of deferred income taxes were as follows:

                                         1996   1995
                                         ----   ----
Deferred tax assets:
  Tax loss carryforwards               $ 24.2 $ 61.6
  Intangible assets                      10.3   29.2
  Research and development tax credits    -     13.2
  Alternative minimum tax credits         6.3    4.0
  Unexercised stock options              12.4   22.1
  Inventory                              20.2   16.3
  Valuation allowance                   (32.3) (77.2)
                                       ------ ------
       Total deferred tax assets         41.1   69.2
                                       ------ ------
Deferred tax liabilities:
  Prepaid expenses                        4.6    6.8
  Property, plant and equipment          17.2   19.0
  Other                                   0.7   12.5
                                       ------ ------
       Total deferred tax liabilities    22.5   38.3
                                       ------ ------
Net deferred tax asset                 $ 18.6 $ 30.9
                                       ====== ======

     The net decrease in the total valuation allowance for the years ended December 31, 1996 and 1995 was $44.9 and $33.6, respectively. As of December 31, 1996, the Company has $6.3 of alternative minimum tax credits available to offset future U.S. federal income taxes on an indefinite carryforward basis. The Company has non-U.S. tax loss carryforwards of $68.4 which expire between the years 1997 and 2014. Of these non-U.S. tax loss carryforwards, $38.1 are not expected to provide a future benefit because they are attributable to certain non-U.S. entities that are also taxable in the U.S.

     A reconciliation of the provision for income taxes using the U.S. statutory rate and the Company's effective tax rate was as follows:

                                     1996    1995    1994
                                     ----    ----    ----
Provision for income taxes at
 statutory  rate                    $ 70.5  $ 22.2  $ 17.7
State and local income taxes,net of    6.4     1.4     0.6
 federal tax benefit                  45.1    31.2     3.7
Losses providing no tax benefit        -       -     (11.2)
U.S. tax loss carryforward
Change in the beginning-of-the-year
 balance of the valuation allowance
 for deferred tax assets affecting
 provision                           (44.9)  (33.6)    -
Research and development credit       (2.9)   (3.8)    -
Foreign sales corporation             (5.0)   (2.3)    -
Non-U.S. income exempt from tax        -      (3.7)   (5.0)
Other                                  4.6     3.8     0.3
                                    ------  ------  ------
Provision for income taxes          $ 73.8  $ 15.2  $  6.1
                                    ======  ======  ======

     Cash paid for income taxes was $60.7, $24.1 and $4.9 in 1996, 1995 and 1994, respectively.


10. EMPLOYEE PENSION PLANS

     The Company and its subsidiaries have retirement plans covering substantially all regular employees. The total pension expense of all defined benefit plans is determined using the projected unit credit actuarial method. Certain of the Company's non-U.S. subsidiaries recognized $0.9 and $0.1 for settlement and curtailment losses during 1996 and 1994, respectively.

     Plan assets are invested in government securities, corporate debt, annuity contracts and equity securities. It is the Company's policy to fund amounts for pensions sufficient to meet the minimum requirements prescribed by various government regulations and such additional amounts as the Company may determine to be appropriate.

     U.S. Plans: Regular full-time employees in the U.S. are covered by a noncontributory defined benefit plan, which is funded by Company contributions to an irrevocable trust fund held for the sole benefit of employees. Monthly retirement benefits are based on service and compensation. Benefits become vested upon completion of five years of service. The Company has a supplemental retirement plan for employees whose benefits under the defined benefit plan are limited because of restrictions imposed by federal tax laws.

     Non-U.S. Plans: Most subsidiaries have retirement plans covering substantially all employees funded through various fiduciary-type arrangements. Retirement benefits are generally based on years of service and compensation during a fixed number of years immediately prior to retirement.

     Net periodic pension expense included the following components:

                                         U.S. Plans                          Non-U.S. Plans
                                 --------------------------             ----------------------
                                 1996       1995       1994             1996     1995     1994
                                 ----       ----       ----             ----     ----     ----
Service cost                   $  15.5    $  12.3    $  15.4          $  2.0   $  1.9   $  1.8
Interest cost                     23.0       20.3       17.9             4.5      4.5      3.3
Actual (gain) loss return on
 plan assets                     (27.2)     (82.4)      16.9            (4.3)    (4.9)    (0.4)
Net amortization and deferral     (5.8)      56.3      (44.9)            0.6      1.3     (2.7)
Settlement/curtailment losses      -          -          -               0.9      -        0.1
                               -------     ------     ------          ------   ------   ------
Net periodic pension expense   $   5.5     $  6.5     $  5.3          $  3.7   $  2.8   $  2.1
                               =======     ======     ======          ======   ======   ======

     The funded status at December 31 was as follows:

                                                          U.S. Plans                 Non-U.S. Plans
                                                       -----------------            ----------------
                                                       1996         1995            1996        1995
                                                       ----         ----            ----        ----
Actuarial present value of benefit obligations:
    Vested benefit obligation                          $218.5       $234.0         $ 53.7      $ 45.9

                                                       ------       ------         ------      ------
    Accumulated benefit obligation                     $256.0       $280.8         $ 57.3      $ 54.8
                                                       ------       ------         ------      ------

Plan assets at fair value                              $322.8       $337.1         $ 54.9      $ 53.9
Projected benefit obligation                            303.2        327.8           66.7        66.9
                                                       ------       ------         ------      ------
Plan assets in excess of (or less than) projected
 benefit obligation                                      19.6          9.3          (11.8)      (13.0)
Unrecognized net (gain) loss                            (11.8)         3.8            3.9         5.1
Additional minimum liability                              -            -             (2.5)        -
                                                       ------       ------         ------      ------
Prepaid pension cost (pension liability)               $  7.8       $ 13.1         $(10.4)     $ (7.9)
                                                       ======       ======         ======      ======


     Significant actuarial assumptions used to determine the projected benefit obligation and to compute the expected long-term return on assets were as follows:

                                                         U.S. Plans                  Non-U.S.Plans
                                                   1996      1995    1994        1996    1995    1994
                                                   ----      ----    ----        ----    ----    ----
Discount rate                                      7.5%      7.0%     9.0%       6.8%    7.5%    7.4%
Long-term rate of compensation increase            5.0%      4.5%     6.5%       4.3%    4.8%    4.5%
Expected long-term rate of return on plan assets  10.0%     10.0%    10.0%       7.4%    8.1%    8.0%


     The actuarial assumptions for non-U.S. plans represent weighted averages reflecting the combined assumptions for all non-U.S. plans.

     The Company also sponsors various defined contribution plans for employees in certain countries. Company contributions are based upon a percentage of employees' contributions. The Company's expense under these plans amounted to $4.4, $2.9 and $2.4 in 1996, 1995 and 1994, respectively.

11. OTHER POSTRETIREMENT BENEFIT PLANS

     The Company and certain of its non-U.S. subsidiaries have medical, dental and life insurance plans for retirees. Most retirees outside the U.S. are covered by government-sponsored programs. The Company provides U.S. retirees with medical benefits similar to those provided to full-time employees, subject to certain maximums. The Company does not fund its postretirement benefit plans. All U.S. full-time employees who meet certain years of service requirements are eligible for postretirement benefits. The U.S. plan was amended in 1994 to add a cost sharing provision as the Company continues its efforts to control costs.

     Net periodic U.S. postretirement benefit expense included the following components:

                                  1996     1995     1994
                                  ----     ----     ----
Service cost                      $3.1     $1.7     $1.9
Interest cost                      1.8      1.4      1.1
Amortization of net loss
 from earlier periods              0.2      -        -
                                  ----     ----     ----
Net periodic U.S.
  postretirement benefit expense  $5.1     $3.1     $3.0
                                  ====     ====     ====

     The U.S. postretirement benefit liability at December 31 was as follows:

                                                    1996    1995
                                                    ----    ----
Active employees, not fully eligible for benefits  $22.3   $19.6
Fully eligible active plan participants              4.8     4.2
                                                   -----   -----
Accumulated postretirement benefit obligation       27.1    23.8
Unrecognized net loss                               (3.0)   (4.7)
                                                   -----   -----
Postretirement benefit liability                   $24.1   $19.1
                                                   =====   =====

     Assumed medical cost inflation for 1997 is projected to be 9.5%. For the years 1997 thru 1999, the medical inflation rate is assumed to trend downward slightly by 0.8% each year and by 1.6% in year 2000, for an average annual medical cost increase over the next four years of 8.1%. No medical inflation is assumed after 2000, by which time medical costs are assumed to have doubled from 1991 levels. Since the plan caps medical costs at twice the 1991 levels, the effect of a 1% increase in the assumed medical inflation rate is not material. The assumed discount rate for postretirement medical benefits is 7.7%, 7.2% and 9.2% for 1996, 1995 and 1994, respectively.

     IBM agreed to pay for its pro rata share (currently estimated at $77.1) of future postretirement benefits for all Company employees based on relative years of service with IBM and the Company. As of March 31, 1996, certain of the Company's U.S. employees who met established eligibility requirements elected to return to IBM and retire as IBM employees. Accordingly, IBM will pay all pension and postretirement benefits for these employees.


12. COMMITMENTS

     The Company is committed under operating leases (containing various renewal options) for rental of office and manufacturing space and equipment. Rent expense (net of rental income of $5.8, $5.6 and $5.1) was $13.0, $9.9 and $12.0 in 1996, 1995 and 1994, respectively. Future minimum rentals under terms of non-cancelable operating leases at December 31 are: 1997-$17.7; 1998-$15.0; 1999-$11.0; 2000-$8.5; 2001-$6.9 and thereafter-$12.2.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company operates internationally, giving rise to market risks from changes in foreign exchange rates. The Company is also exposed to interest rate risk on its borrowings. The Company utilizes derivative financial instruments to reduce these risks, and does not hold or issue financial instruments for trading purposes. The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. Where appropriate, the Company arranges master netting agreements.

     Interest Rate Risk Management: The Company utilizes interest rate swaps, caps and options to maintain an appropriate balance between fixed and floating rate debt in order to minimize the effect of changing interest rates on earnings.

     Interest rate swaps and interest rate/currency swaps are included in the statement of financial position as accrued liabilities and other liabilities, respectively. Premiums paid for interest rate cap and option agreements are included in the statement of financial position as current assets and non-current assets and are charged to interest expense over the terms of the agreements or when written off, if the option expires unexercised. Amounts receivable under cap agreements and gains realized on options are recognized as reductions of interest expense over the terms of the agreements.

     For additional information related to derivative financial instruments used to manage interest rate risk, see Note 6.

     Foreign Exchange Risk Management: The Company enters into various types of foreign exchange contracts in managing its foreign exchange risk. Notional amounts at December 31 were as follows:

                              1996        1995
                              ----        ----
Forward contracts            $102.4      $208.3
Options purchased             241.3       152.4
Options written               (97.3)      (76.2)

     Forward contracts and purchased options are used to hedge firm and anticipated purchases of inventory and are included in the statement of financial position as current assets and accrued liabilities. These instruments have remaining terms of one year or less. Gains and losses receiving hedge accounting treatment are recognized in earnings in the same period as the underlying hedged transactions.

     A hedging loss of $0.3 was deferred at December 31, 1995. The Company also purchased and wrote offsetting foreign currency options, which do not qualify for hedge accounting treatment, for the purpose of reducing the net cost of its hedging strategies. These instruments are included in the statement of financial position as current assets and accrued liabilities, respectively. Instruments which do not qualify for hedge accounting treatment are marked to market, with the resulting gains and losses included in earnings.

     Concentrations of Credit Risk: The Company's main concentrations of credit risk consist primarily of temporary cash investments and trade receivables. Temporary cash investments are placed with various financial institutions. Company guidelines have been established relating to the amount of deposits or investments that may be held by each financial institution. IBM is the most significant trade customer of the Company (see Note 16); otherwise, credit risk related to trade receivables is dispersed across a large number of customers located in various geographic areas. The Company also has off-balance sheet credit risk for the reimbursement from IBM of its pro rata share of postretirement benefits to be paid by the Company (see Note 11).

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table summarizes the carrying amounts and fair values of financial instruments with fair values different than their carrying amounts at December 31:

                                    1996                    1995
                              Asset (Liability)       Asset (Liability)
                              -----------------       -----------------
                              Carrying      Fair      Carrying     Fair
                               Amount       Value      Amount      Value
                               ------       -----      ------      -----
Non-derivatives:
Long-term debt (senior and
 senior subordinated notes)  $(120.0)    $(129.0)    $(140.0)   $(159.8)

Derivatives:
Prepaid expenses and other
 current assets                  1.5         2.2         0.9        0.6
Other assets                     -           0.1         -          0.1
Accrued liabilities              -          (0.6)        -         (0.1)
Other liabilities               (6.0)       (7.8)      (10.8)     (12.7)

     The carrying amounts in the table are included in the statement of financial position under the indicated captions. The amounts in the table are presented net of amounts offset in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.

     Cash and cash equivalents and trade receivables are valued at their carrying amounts as recorded in the statement of financial position, and are reasonable estimates of fair value given the relatively short period to maturity for these instruments. The carrying value of the term loan approximates its fair value given its variable rate interest provisions. Derivative financial instruments which do not qualify for hedge accounting are recorded in the statement of financial position at their fair value. The fair value of the senior subordinated notes is estimated based on current rates available to the Company for debt with similar characteristics. Fair values for the Company's derivative financial instruments are based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current assumptions.

15. SALES OF RECEIVABLES

     The Company entered into an agreement in 1994 (which was subsequently amended), to sell up to $100.0 of U.S. trade receivables on a limited recourse basis. As collections reduce previously sold receivables, the Company may replenish these with new receivables. At December 31, 1996, U.S. trade receivables of $65.0 had been sold and, due to the revolving nature of the agreement, $65.0 also remain outstanding. At December 31, 1995, trade receivables of $100.0 were sold and outstanding. The agreement, which contains net worth and fixed charge coverage restrictions similar to, but less restrictive than, those in the credit agreements, must be renewed annually, and is expected to be renewed upon its expiration in June 1997. The risk the Company bears from bad debt losses on U.S. trade receivables sold is limited to approximately 10% of the outstanding balance of receivables sold. The Company addresses this risk of loss in its allowance for doubtful accounts. Receivables sold may not include amounts over 60 days past due or concentrations over certain limits with any one customer.

     In January 1996, the Company entered into an agreement to sell up to 22 million deutsche marks of Germany trade receivables on a limited recourse basis. At December 31, 1996, Germany trade receivables of 21.8 million deutsche marks ($14.0 at December 31, 1996 exchange rates) were outstanding under this program and, as collections reduce previously sold receivables, the Company may replenish these with new receivables.

     The Company sells a portion of its non-U.S. trade receivables on a recourse basis. Proceeds from these sales totaled $48.9, $86.9 and $136.3 in 1996, 1995 and 1994, respectively. Approximately $5.3 and $5.5 remained uncollected at December 31, 1996 and 1995, respectively. In addition, the

Company sold receivables to affiliates of IBM (a related party in 1994) on a non-recourse basis totaling $181.7 in 1994.

     Expenses incurred under these programs totaling $5.4, $3.5 and $3.0 for 1996, 1995 and 1994 respectively, are included in other non-operating expense.


16. MAJOR CUSTOMER

     The Company transacts business with IBM, which prior to 1995 was considered a related party due to its ownership interest in the Company. In 1994, while IBM was a related party, the Company purchased inventory, products and various services from IBM totaling $167.2.

     IBM was also considered a major customer prior to 1996, accounting for approximately 8%, 20% and 22% of total revenues in 1996, 1995 and 1994, respectively. At December 31, 1995, the total amount due from IBM was $46.3. In August 1995, the Company concluded negotiations with IBM regarding IBM's purchase of keyboards from the Company. As a result of these negotiations and the Company's analysis of the long-term profitability of the keyboard industry, the Company decided to phase out its keyboard product line and recorded a $15.0 reserve in the third quarter of 1995. The reduction of IBM revenue related to keyboard sales was a factor in IBM no longer being considered a major customer in 1996.

     In August 1995, the Company entered into a profit sharing agreement for an extension of the IBM trademark agreement that allows the Company to continue to use the IBM logo on certain existing printer supplies in its other office imaging products line through March 31, 1999. The Company also entered into a royalty agreement for an extension of the right to use the IBM logo on typewriters and typewriter supplies through March 27, 2001.


17. INTERNATIONAL OPERATIONS

     The Company operates in the office products industry segment and manufactures its products in the U.S., France, Australia, Mexico and Scotland and markets them throughout the world. Intercompany sales are made at transfer prices determined using an arm's length methodology which is in compliance with the tax laws of the United States and the tax laws of the various jurisdictions in which Company affiliates operate. Revenues from international operations, including exports from the U.S., represent approximately half of consolidated revenues. Summarized financial data by region follows:

                                    1996               1995              1994
                                    ----               ----              ----
Revenues:
    U.S.
         Trade (1)                $1,256.5           $1,272.4          $1,146.6
         Intercompany                572.6              449.7             342.3
                                  --------           --------          --------
         Total U.S.                1,829.1            1,722.1           1,488.9
    Europe                           881.8              734.9             576.5
    Other international              239.3              150.5             129.2
    Eliminations                    (572.6)            (449.7)           (342.3)
                                  --------           --------          --------
    Total                         $2,377.6           $2,157.8          $1,852.3
                                  ========           ========          ========

Operating income: (2)
    U.S.                          $  154.3           $   65.8          $   86.5
    Europe                            77.5               46.2              22.5
    Other international                3.5                2.3               3.4
    Eliminations                      (4.9)              (5.8)              2.5
                                  --------           --------          --------
    Total                         $  230.4           $  108.5          $  114.9
                                  ========           ========          ========
Total Assets:
    U.S.                          $1,034.3           $1,016.1          $  935.9
    Europe                           385.9              319.8             272.8
    Other international               92.7               53.8              45.8
    Eliminations                    (291.4)            (246.8)           (293.6)
                                  --------           --------          --------
    Total                         $1,221.5           $1,142.9          $  960.9
                                  ========           ========          ========

(1)  U.S. trade revenues include exports to international locations.

(2) Includes non-cash compensation charge in 1995 of $45.7, $13.6 and $1.3 for the U.S., Europe, and other international, respectively.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

                            First          Second          Third        Fourth
                           Quarter         Quarter        Quarter       Quarter
                           -------         -------        -------       -------
1996:
Revenues                    $587.8          $555.3         $547.6        $686.9
Gross profit                 182.4           172.2          173.9         218.9
Operating income              44.0            52.9           55.1          78.4
Net earnings                  21.6            30.8           30.2          45.2
Net earnings per share      $ 0.29          $ 0.40         $ 0.40        $ 0.59

1995:
Revenues                    $471.4          $541.4         $514.7        $630.3
Gross profit                 151.8           161.7          153.3         203.1
Operating income              30.7            39.8           30.2           7.8
Earnings before
 extraordinary item           11.4            19.9           16.1           0.7
Net earnings                  11.4             4.2           16.1           0.7
Earnings per share before
 extraordinary item           0.15            0.27           0.21          0.01
Net earnings per share      $ 0.15          $ 0.06         $ 0.21        $ 0.01

     Fourth quarter 1995 operating income and net earnings were reduced by a non-cash compensation charge of $60.6 ($38.5 net of tax benefit) recognized for certain of the Company's outstanding employee stock options upon consummation of the initial public offering.

     Second quarter 1995 net earnings were reduced by an extraordinary charge of $22.1 ($15.7 net of tax benefit) caused by an early extinguishment of debt related to the refinancing of the Company's term loan.


19. NEW ACCOUNTING STANDARD

     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers of Servicing of Financial Assets and Extinguishment of Liabilities. This statement is effective for the Company's 1997 financial statements. The Company's analysis of this new statement indicates that it will not have a material effect on the Company's financial position or results of operations.


20. SUBSEQUENT EVENT

     In January 1997, the Company announced that certain stockholders who invested to purchase the Company from IBM in 1991 registered with the U.S. Securities and Exchange Commission to sell up to 11.5 million shares, including
1.5 million shares for over allotment. At settlement, 10,148,100 shares were sold at a public offering price of $24.875 per share. The Company and current members of management chose not to sell any shares in the offering and, therefore, did not receive any of the proceeds from the sale of the shares.

MANAGEMENT'S REPORT ON
FINANCIAL STATEMENTS

The consolidated financial statements and related information included in this Financial Report are the responsibility of management and have been reported in conformity with generally accepted accounting principles. All other financial data in this Annual Report have been presented on a basis consistent with the information included in the consolidated financial statements. Lexmark International Group, Inc. maintains a system of financial controls and procedures, which includes the work of corporate auditors, which we believe provides reasonable assurance that the financial records are reliable in all material respects for preparing the consolidated financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of financial controls must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. This system of financial controls is reviewed, modified and improved as changes occur in business conditions and operations, and as a result of suggestions from the corporate auditors and Coopers & Lybrand L.L.P.

The Finance & Audit Committee, composed of outside members of the Board of Directors, meets periodically with management, the independent accountants and the corporate auditors, for the purpose of monitoring their activities to ensure that each is properly discharging its responsibilities. The Finance & Audit Committee, independent accountants, and corporate auditors have free access to one another to discuss their findings.


 /s/ Marvin L. Mann


Marvin L. Mann
Chairman and chief executive officer


 /s/ Gary E. Morin


Gary E. Morin
Vice president and chief financial officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the board of directors of Lexmark International Group, Inc.

     We have audited the accompanying consolidated statements of financial position of Lexmark International Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1996 appearing on pages 25 through 42 of this annual report. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lexmark International Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


 /s/ Coopers & Lybrand L.L.P.


COOPERS & LYBRAND L.L.P.
Lexington, Kentucky
February 13, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Lexmark International Group, Inc. (together with its subsidiaries, the "Company" or "Lexmark") is a global developer, manufacturer and supplier of laser and inkjet printers and associated consumable supplies. The Company also sells dot matrix printers for printing single and multi-part forms by business users. The Company's core printer business targets the office and home markets through its Business Printer and Consumer Printer Divisions. In addition to its core printer business, Lexmark develops, manufactures and markets a broad line of other office imaging products, through its Imaging Solutions Division, which include supplies for International Business Machines Corporation ("IBM") branded printers, after-market supplies for other original equipment manufacturers ("OEM") products, and typewriters and typewriter supplies that are sold under the IBM trademark. The Company's "keyboards and other" product category was phased out by March 1996.

In the past few years, the worldwide printer industry has seen substantial growth in demand for laser and inkjet printers as a result of increasing penetration of personal computers into the office and home markets. During this period, the Company's own product mix has evolved, with its laser and inkjet printers and associated supplies representing an increasingly larger percentage of its sales volume and revenues, particularly as the increasing base of installed Lexmark printers generates additional revenues from recurring sales of supplies for those printers (primarily laser and inkjet cartridges). In 1996, revenues from the sale of printers and associated printer supplies increased 24 percent from 1995 and accounted for 77 percent of total Company revenues of approximately $2.4 billion. Most of this growth was derived from increasing sales of laser and inkjet printers and printer cartridge supplies, offset in part by slowing demand for dot matrix printers which depend on older impact-printing technology.

Lexmark believes that total revenues will continue to grow due to overall market growth and increases in the Company's market share in both the network and color inkjet segments. Management believes this growth will more than offset reduced demand for dot matrix impact printers and the discontinuance of the Company's keyboard product line.

In recent years, the Company's growth rate in sales of printer units generally exceeded the growth rate of its printer revenues due to price pressures and the introduction of new lower priced products in both the laser and inkjet printer markets. In the laser printer market, unit price pressure is partially offset by the tendency of customers to move up to higher priced printer models with faster speeds, greater network connectivity and other new features. In the inkjet printer market, advances in color inkjet technology have resulted in lower prices for printers with sharper resolution and improved performance. The greater affordability of color inkjet printers has been an important factor in the recent growth of this market.

The Company's other office imaging products category includes many mature products such as supplies for IBM printers, typewriters and typewriter supplies and other impact supplies that require little investment but provide a significant source of cash flow. Lexmark introduced its first after-market laser cartridges for the large installed base of laser printers sold by other manufacturers in May 1995. The Company's strategy for other office imaging products is to focus on the after-market OEM laser supplies opportunity while managing its mature businesses for cash flow.

The Company expects that its overall margins will remain relatively stable as its associated printer supplies business becomes an increasingly larger part of its business, offsetting the decline in the Company's other office imaging products supplies business and the phase-out of its lower margin keyboard business.

The Company's operations have been significantly impacted by a number of key agreements with IBM which were negotiated as part of the acquisition of Information Products Corporation from IBM in March 1991 (the "Acquisition"). In general, these agreements expired on March 27, 1996. Although the Company and IBM have entered into a number of new agreements, which extend some of the original agreements (although on less favorable terms) and provide for an ongoing relationship in other areas, management expects that future revenue and profit attributable to sales to IBM will continue to decline as the Company's core printer and associated supplies business represents a larger percentage of the Company's business.

In January 1997, the Company announced that certain stockholders who invested to purchase the Company from IBM in 1991 registered with the U.S. Securities and Exchange Commission to sell up to 11.5 million shares, including
1.5 million shares for over allotment. At settlement, 10,148,100 shares were sold at a public offering price of $24.875 per share. The Company and current members of management chose not to sell any shares in the offering and, therefore, did not receive any of the proceeds from the sale of the shares.

In February 1997, the Company announced its intention to prepay in March 1997 its 14.25% senior subordinated notes due in 2001. The early payment will result in an extraordinary loss in the first quarter of 1997 of approximately $24 million ($15 million net of tax benefit).

RESULTS OF OPERATIONS

1996 compared to 1995

Consolidated revenues in 1996 were $2,378 million, an increase of 10 percent over 1995. Printers and associated supplies revenues were $1,832 million, an increase of 24 percent, and revenues from other office imaging products were $513 million, an increase of 2 percent. The transition out of the keyboard business was completed in March 1996 and, excluding this business, revenues were up $365 million or 18 percent. Total U.S. revenues increased $10 million or 1 percent, and excluding the keyboard business, were up 14 percent. International revenues were up $210 million or 24 percent.

[GRAPH APPEARS HERE]

 .        REVENUES
         ... printers and associated supplies represent an increasingly larger proportion of Company's operations in percent
                                    1994             1995              1996
                                    ----             ----              ----
         Printers                   58.5%            68.5%             77.0%
         Other                      41.5             31.5              23.0

The increase in consolidated revenues was principally due to growth in the core printer and associated supplies business. Hardware volumes have shown significant growth in the sales of inkjet printers while printer supplies revenues increased due to the continued growth of the Company's installed printer base. These revenue increases more than offset price reductions on certain printers. Foreign currency translation effects were slightly unfavorable for 1996 compared to 1995.

Revenues from other office imaging products increased primarily due to the growth of the after-market laser cartridge business which more than offset the declines in the traditional IBM branded supplies business.

The color inkjet market, the fastest growing segment of the personal printer market (printers in the 1-6 pages per minute ("ppm") category), is expanding rapidly due to growth in personal computers and home offices, and the development of easy-to-use color inkjet technology with good quality color print capability at low prices. Lexmark introduced its first color inkjet printer using its own technology in 1994 and has experienced strong sales growth through retail outlets. The Company has increased its product distribution through
retail  outlets,   with  the  number  of  such
outlets worldwide rising from approximately 5,000 retail outlets in 1995 to approximately 15,000 in 1996. The Company has made substantial capital investments in its inkjet production capacity in 1995 and 1996 to address the growing demand for its color inkjet printers.

The Company's laser printers primarily compete in the office desktop segment (laser printers that print at speeds of 7-30 ppm), which the Company believes is one of the fastest growing segments of the laser printer market. Office desktop laser printer growth is being driven by the office migration from large mainframe computers to local area networks that link various types of computers using a variety of protocols and operating systems.

The Company's installed base of printers supports a large and profitable printer supplies business. Because consumable supplies must be replaced on average one to three times a year, depending on type of printer and usage, demand for laser and inkjet print cartridges is increasing at a higher rate than printer shipments. The Company expects this recurring and relatively high margin business to contribute to the stability of the Company's earnings over time.

Consolidated gross profit was $747 million for 1996, an increase of 12 percent from 1995, principally due to increased printer and associated supplies volumes, lower costs through better cost management, the absence of the lower-margin keyboard business in 1996 and more favorable product sales mix. Gross profit as a percentage of revenues was 31.4 percent in 1996, slightly better than 31.0 percent in 1995.

Gross profit attributable to printers and associated supplies increased 25 percent, principally due to higher revenues and the mix of these revenues. Gross profit margin held steady as competitive price pressures on printers were offset by lower costs and growth in the higher margin associated consumable supplies.

Total operating expenses decreased 8 percent for 1996 compared to 1995. In 1995, operating expenses included a non-cash option compensation charge of $61 million ($39 million net of tax benefit) recognized for certain of the Company's outstanding employee stock options upon the consummation of the initial public offering in November 1995. Operating expense comparisons were also affected by amortization of intangible assets, which were fully amortized by March 1996. Excluding the 1995 non-cash option compensation charge and the amortization of intangibles, operating expenses as a percentage of revenues were 21.5 percent in 1996 versus 22.0 percent in 1995.

Consolidated operating income was $230 million for 1996, an increase of 112 percent over 1995. Excluding the non-cash option compensation charge and the amortization of intangibles, consolidated operating income was up 21 percent. This increase was due to stronger 1996 sales volumes and cost and expense controls.


[GRAPH APPEARS HERE]

 .        OPERATING INCOME BEFORE AMORTIZATION
         dollars in millions

                                    1994             1995              1996
                                    ----             ----              ----
         Before unusual item        $159.6           $134.1            $235.5
         After unusual item          159.6            194.7             235.5

The following table sets forth the percentage of total revenues represented by certain items reflected in the Company's statement of operations.

                                    1996       1995      1994
                                    ====       ====      ====
Revenues                            100%       100%      100%
Cost of revenues                     69         69        70
                                    ---        ---       ---
Gross profit                         31         31        30

Research and development              5          5         6
Selling, general & administrative    16         17        16
Option compensation related to IPO    -          3         -
Amortization of intangibles           -          1         2
                                    ---        ---       ---
Operating income                     10%         5%        6%
                                    ====       ====      ====

Earnings before income taxes and extraordinary item were $202 million, up 218 percent over 1995 and up 63 percent before the non-cash option compensation charge, principally due to the stronger operating performance and lower interest expense as a result of lower debt levels and lower interest rates.

The income tax provision was approximately 37 percent of earnings before tax for 1996 as compared to 24 percent in 1995. The effective tax rate for 1995 was favorably impacted by research and development tax credits and the benefit of a foreign sales corporation.

Net earnings were $128 million, up 294 percent, and up 166 percent over earnings before extraordinary item in 1995. Excluding the non-cash option compensation charge, earnings before extraordinary item were up 48 percent to $128 million, up from $87 million in 1995. Net earnings per share were $1.68 for 1996, compared to $0.43, or $0.64 before extraordinary item in 1995, an increase of 287 percent and 161 percent, respectively.

[GRAPH APPEARS HERE]

 .        IMPACT OF UNUSUAL ITEMS
         in dollars

                                            1994        1995         1996
                                            ----        ----         ----
         Earnings per share after
          unusual items                   -$0.46       $0.43        $1.68
         Earnings per share before
          unusual items                     0.49        1.16         1.68


1995 compared to 1994

Consolidated revenues in 1995 were $2,158 million, an increase of 16 percent over 1994. Printers and associated supplies revenues were $1,478 million, an increase of 36 percent and revenues from other office imaging products were $501 million, a decrease of 2 percent. Total U.S. revenues increased $126 million or 11 percent, and international revenues were up $180 million or 25 percent, primarily due to more competitive products, improved marketing, more effective sales efforts, and improved economic conditions in Europe. The strengthening of European currencies in relation to the U.S. dollar contributed approximately $61 million to the increase.

The increase in printer and associated supplies revenues was principally due to higher volumes, with associated supplies revenues growing at a faster rate than printer hardware revenues. The increase in hardware volumes was primarily driven by increased inkjet sales, as a result of the Company's entry into the low-end color inkjet market with the ExecJet IIc in the third quarter of 1994, and increased laser printer sales which experienced volume and market share growth in the 7-30 ppm category.

Revenues from other office imaging products decreased due to lower typewriter and impact printing supplies volumes, reflecting the continued decline of these markets, and lower sales to IBM. Sales of non-impact printing supplies to customers for printers other than Lexmark's, which includes the after-market laser cartridges, increased $24 million over 1994.

"Keyboards and other" revenues were $178 million, a decrease of 30 percent, principally due to the Company's decision in the second half of 1994 to phase out its notebook computer product line. In the third quarter of 1995, the Company recorded a $15 million reserve for keyboard asset write-offs as a result of the Company's decision to phase out its keyboard product line following the expiration in March 1996 of the Company's keyboard agreement with IBM and management's expectations that the keyboard industry will continue to experience price declines resulting in low margins and a low return on assets. Sales to IBM have accounted for substantially all the Company's keyboard sales, which totaled $177 and $201 in 1995 and 1994, respectively.

Consolidated gross profit was $670 million, an increase of 21 percent, primarily due to increased printer and associated supplies volumes. Gross profit as a percentage of revenues increased slightly to 31 percent reflecting the improved profitability in 1995 of the keyboards and other business as a result of phasing out the notebook computer product line during 1994.

Gross profit attributable to printers and associated supplies was $449 million, an increase of 36 percent, reflecting increased volumes of both printers and associated supplies. Gross profit as a percentage of revenues remained constant at 31 percent.

Operating expenses increased as a result of higher ongoing marketing and selling expenses resulting from the expansion of retail and other channels in the latter part of 1994 and higher research and development spending. These increases were partially offset by lower amortization of intangibles acquired in connection with the purchase of the Company. From its inception, the Company's pre-tax earnings have been significantly impacted by the amortization of intangibles. Unamortized intangibles were approximately $5 million at December 31, 1995 and were fully amortized by March 31, 1996.

Consolidated operating income was $109 million, a decrease of 6 percent. The $116 million increase in gross profit was more than offset by a non-cash option compensation charge of $61 million ($39 million net of tax benefit) recognized for certain of the Company's outstanding employee stock options upon the consummation of the initial public offering in November 1995, and an additional $61 million increase in other on-going operating expenses.

Earnings before extraordinary item were $48 million, up 8 percent over 1994, principally due to lower interest expense primarily as a result of lower average debt balances. The decrease in interest expense was partially offset by an increase in the provision for income taxes to approximately 24 percent of earnings before tax in 1995 as compared to 12 percent in 1994, which benefited from the utilization of loss carryforwards. Had the Company not incurred the non-cash option compensation charge in 1995, earnings before extraordinary item would have been $87 million.

Net earnings were $32 million, a decrease of 27 percent, due to an extraordinary charge of $22 million ($16 million net of tax benefit) caused by an early extinguishment of debt related to the Company's refinancing of its term loan. This charge reflects the write-off of deferred financing costs of $5 million and the mark to market of hedging instruments of $17 million related to the extinguished debt. The refinancing resulted in more flexible credit terms and lower interest rates.

Earnings per common and common equivalent share were $0.43 in 1995, compared to a net loss of $0.46 per share in 1994. Earnings per common and common equivalent share were significantly impacted by unusual charges in 1995 and 1994. In 1995, net earnings were reduced by both the non-cash option compensation charge incurred in connection with the initial public offering and the extraordinary loss on extinguishment of debt. In 1994, a preferred stock redemption premium reduced net earnings attributable to common stock by $61 million. This premium was recognized as a result of the exchange of the Company's senior redeemable preferred stock for Class A common stock in December 1994.


LIQUIDITY AND CAPITAL RESOURCES

Lexmark's primary source of liquidity has been cash generated by operations, which totaled $118, $307 and $362 million in 1996, 1995 and 1994, respectively. Cash from operations has been sufficient to allow the Company to repay significant amounts of debt, fund the Company's working capital needs and finance its capital expenditures during these periods.

The decrease in cash provided by operating activities for 1996 primarily reflects higher working capital requirements in support of sales growth. Trade receivables were up principally due to higher revenues while accounts payable and accrued liabilities were down primarily due to timing of payments. The 1996 cash from operations was reduced by $21 million due to fewer trade receivables being outstanding under the trade receivables financing programs than in 1995. Cash from operations was favorably impacted by $25 million due to effective management of inventory levels. Cash from operations in 1995 and 1994 was unusually high. Cash from operations for 1995 was favorably impacted by $30 million due to increased sales of trade receivables in an accounts receivable financing program and increases in accounts payable and accrued liabilities of $148 million, primarily due to the timing of payments. Cash generated by operations in 1994 was unusually high primarily due to $70 million in proceeds from the initialization of a receivable financing program, $42 million in higher earnings before depreciation and amortization, lower working capital levels, $27 million attributable to termination proceeds from certain IBM contracts, and an $18 million tax refund from the carryback of 1993 losses.

Looking forward to 1997, cash flow from operations is expected to be increased over 1996 due to earnings growth and management of working capital.

In April 1995, the Company refinanced its $150 million term loan and $150 million revolving credit facility with a new $150 million term loan, which had a balance of $37 million at December 31, 1996, and a $250 million revolving credit facility, for which no amounts were outstanding at December 31, 1996. The new term loan is to be repaid in equal quarterly installments of $12.5 million. Due to an $18 million prepayment in the fourth quarter of 1996 and to $95 million of prepayments during the third and fourth quarters of 1995, the next scheduled payment will be due on June 30, 1998 with the final payment due on December 31, 1998. Any unpaid borrowings under the revolving credit facility are due at the maturity of the facility in January 1999. The revolving credit facility is available for general corporate purposes, including acquisitions and share repurchases, and is expected to be sufficient to meet the Company's working capital and capital expenditure requirements. See "Capital Expenditures".

[GRAPH APPEARS HERE]

 .        CAPITAL STRUCTURE
         in percent

                                    1994             1995              1996
                                    ----             ----              ----
         Equity                     50.5%            66.7%             76.6%
         Debt                       49.5             33.3              23.4

As of December 31, 1996, the Company had short-term debt outstanding of $2.1 million.

The Company has outstanding $120 million of senior subordinated notes which are payable in three annual installments of $40 million beginning in March 1999. Senior notes in the principal amount of $20 million were redeemed in March 1996.

Through its hedging programs, the Company attempts to insulate a portion of its foreign denominated cash flows from the impact of exchange rate fluctuations. The Company utilizes interest rate/currency swaps and has utilized interest rate caps to reduce its interest rate risks. Interest expense incurred in connection with these instruments amounted to $1, $8 and $10 million in 1996, 1995 and 1994, respectively.

Substantially all tangible and intangible assets of the Company (including shares of capital stock of the Company's subsidiaries) serve as collateral for the term loan and revolving credit facility. The senior subordinated notes are unsecured but are guaranteed by the Company and by the domestic subsidiaries of Lexmark International, Inc., a wholly owned subsidiary of the Company. The credit agreements contain customary default provisions, including a default upon a "change of control" which includes the acquisition by one person or a related group of persons other than Clayton & Dubilier Private Equity Fund IV ("C&D Fund IV") and IBM of 25 percent or more of the Company's voting securities, unless C&D Fund IV owns a greater percentage of the Company's voting securities than such person or related group. The senior subordinated note agreement allows the holder to put the notes to Lexmark International, Inc. at a make-whole premium upon the acquisition, by a person or a related group of persons, of 20 percent of the Company's voting securities, and the cessation of control of the Company by C&D Fund IV and certain other stockholders. The credit agreements also contain certain net worth, leverage and fixed charge coverage restrictions and other covenants which, among other things, restrict the payment of dividends on common stock, incurrence of additional debt, investments and joint ventures, repurchases of common stock, mergers or consolidations and sales of assets. The senior subordinated note agreement contains customary default provisions and similar covenants. The Company was in compliance with these requirements as of December 31, 1996.

In October 1995, 50,000 shares of junior preferred stock owned by the Company's savings plan were exchanged for 750,000 shares of Class A common stock. The junior preferred stock was then retired.

In December 1994, 850,000 shares of redeemable preferred stock with a liquidation value of $85 million were exchanged for 9,750,000 shares of Class A common stock with an estimated fair market value of $146 million at the date of exchange. The resulting premium of $61 million is reflected in the 1994 loss per share calculation. As a result of the exchange, the Company avoided dividend payments totaling $101 million through 2003.

The Company is party to an agreement to sell, on a limited recourse basis, up to $100 million of its U.S. trade receivables under a revolving arrangement. Proceeds from any such sales are available for general corporate purposes. The initial proceeds in 1994 of $70 million from this program were used to prepay term debt. At December 31, 1996, trade receivables of $65 million were outstanding under this program and, as collections reduce previously sold receivables, the Company may replenish these with new receivables. The agreement, which contain net worth and fixed charge coverage restrictions similar to, but less restrictive than, those in the credit agreements, must be renewed annually, and is expected to be renewed upon its expiration in June 1997. This arrangement provides the Company with lower cost funding than is currently available under its revolving credit facility.

In January 1996 the Company entered into an agreement to sell up to 22 million deutsche marks of Germany trade receivables on a limited recourse basis. At December 31, 1996, 22 million deutsche marks of receivables (approximately $14 million at current exchange rates) were outstanding under this program and, as collections reduce previously sold receivables, the Company may replenish these with new receivables.

In April 1996, the Company's board of directors authorized the repurchase of up to $50 million of its Class A common stock. The repurchase authority allows the Company to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. The amended and restated credit agreements and the note and stock purchase agreement were amended to permit, among other things, the Company's repurchase of up to $50 million of Class A common stock. As of December 31, 1996, the Company has not repurchased any of the stock.


CAPITAL EXPENDITURES

Capital expenditures totaled $145, $107 and $58 million in 1996, 1995 and 1994, respectively. The increase in capital expenditures in 1996 is primarily due to the Company's expansion of its inkjet printer products manufacturing capacity, including the conversion of a Lexington facility and the establishment of facilities in Mexico and Scotland to manufacture inkjet cartridges. The 1996 capital expenditures have been funded primarily through cash from operations. Looking forward to 1997, the Company expects capital expenditures to be less than $100 million and to be funded primarily through cash from operations. Both 1996 and 1995 expenditures were higher due to expansion of the inkjet printer products manufacturing capacity discussed above.


EFFECT OF CURRENCY EXCHANGE RATES AND EXCHANGE RATE RISK MANAGEMENT

Revenues from international operations, including exports from the United States, represent an increasing portion of the Company's consolidated revenues and have grown from 45 percent of total revenues in 1994 to 54 percent of total revenues in 1996, with European revenues accounting for about

70 percent of international revenues. Substantially all foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period-to-period comparability of results of operations is affected by fluctuations in exchange rates. While currency translation has significantly affected international revenues and cost of revenues, it did not have a material impact on operating income for the years 1994 - 1996. The Company attempts to reduce its exposure to exchange rate fluctuations through the use of operational hedges, such as pricing actions and product sourcing decisions.


[GRAPH APPEARS HERE]

 .        REVENUES BY GEORGAPHIC AREA*

         dollars in millions

                                    1994             1995              1996
                                    ----             ----              ----
         U.S.                      $1,023           $1,112            $1,100
         Europe                       615              791               896
         Other Intl.                  214              255               382

         *International revenues include exports from the U.S.

The Company's exposure to exchange rate fluctuations generally cannot be minimized solely through the use of operational hedges. Therefore, the Company utilizes financial instruments such as forward exchange contracts and currency options to reduce the impact of exchange rate fluctuations on firm and anticipated cash flow exposures and certain assets and liabilities which arise from transactions denominated in currencies other than the functional currency. The Company does not purchase currency related financial instruments for purposes other than exchange rate risk management.

Operating income from international revenues has improved during the last three years primarily due to the restructuring plan initiated in 1992 related to the manufacturing operations in France and the European distribution, selling and administrative operations. While the profitability of international operations has improved, the Company believes that international operations are, and will continue to be, less profitable than the domestic operations reflecting the higher costs of doing business internationally due to such items as importation costs, distribution, and selling and administrative expenses as a percent of revenue.


TAX MATTERS

The Company's effective tax rate for 1996 was approximately 37 percent, and for 1995 was 24 percent. The effective tax rate in 1995 was favorably impacted by research and development tax credits and the benefit of a foreign sales corporation. In 1994, the Company's effective tax rate was 12 percent, primarily due to the utilization of U.S. tax loss carryforwards for which no benefit had previously been recognized.

As of December 31, 1996, the Company had $6 million of alternative minimum tax credits available to offset future U.S. federal income taxes on an indefinite carryforward basis. The Company had non-U.S. tax loss carryforwards of $68 million, which expire between the years 1997 and 2014 for which no benefit had been recorded. A portion of these non-U.S. tax loss carryforwards (approximately $38 million) are not expected to provide a future benefit because they are attributable to income of certain non-U.S. entities that are also taxable in the U.S.

INFLATION

The Company is subject to the effects of changing prices. The Company operates in an industry where product prices are very competitive and subject to downward price pressures. As a result, future increases in production costs or raw material prices could have an adverse effect on the Company's business. However, the Company actively manages its product costs and manufacturing processes in an effort to minimize the impact on earnings of any such increases.


NEW ACCOUNTING STANDARD

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 125, Accounting for the Transfers of Servicing of Financial Assets and Extinguishment of Liabilities. This statement is effective for the Company's 1997 financial statements. The Company's analysis of this new statement indicates that it will not have a material effect on the Company's financial position or results of operations.

SELECTED FINANCIAL DATA

Lexmark International Group, Inc. and Subsidiaries
(Dollars in Millions, Except  Share Data)

                                                             1996          1995          1994         1993          1992
                                                             ----          ----          ----         ----          ----
Statement of Operations Data:
-----------------------------
Revenues                                                   $2,377.6      $2,157.8      $1,852.3     $1,675.7      $1,763.9
Cost of revenues                                            1,630.2       1,487.9       1,298.8      1,107.4       1,130.5
                                                           --------      --------      --------     --------      --------
Gross profit                                                  747.4         669.9         553.5        568.3         633.4

Research and development                                      123.9         116.1         101.0        111.7         135.7
Selling, general and administrative                           388.0         359.1         292.9        322.0         367.9
Option compensation related to IPO (1)                          -            60.6           -            -             -
Amortization of intangibles (2)                                 5.1          25.6          44.7         64.0          89.2
                                                           --------      --------      --------     --------      --------
Operating income (3)                                          230.4         108.5         114.9         70.6          40.6

Interest expense                                               20.9          35.1          50.6         63.9          70.7
Amortization of deferred financing costs and other              7.9          10.1          13.6         13.1          16.5
                                                           --------      --------      --------     --------      --------
Earnings (loss) before income taxes                           201.6          63.3          50.7         (6.4)        (46.6)
Provision for income taxes                                     73.8          15.2           6.1          3.0          10.7
                                                           --------      --------      --------     --------      --------
Earnings (loss) before extraordinary item                     127.8          48.1          44.6         (9.4)        (57.3)
Extraordinary loss (4)                                          -           (15.7)          -            -             -
                                                           --------      --------      --------     --------      --------
Net earnings (loss)                                        $  127.8      $   32.4      $   44.6     $   (9.4)     $  (57.3)
Earnings (loss) per common share before
 extraordinary item (5)                                    $   1.68      $   0.64      $  (0.46)    $  (0.34)     $  (1.12)
Net earnings (loss) per common share (5)                   $   1.68      $   0.43      $  (0.46)    $  (0.34)     $  (1.12)
Shares used in per share calculation                     76,221,843    74,932,103    61,430,896   61,458,241    61,419,631

Statement of Financial Position Data:
-------------------------------------
Working capital                                            $  343.8      $  227.7      $  237.5     $  293.6      $  347.5
Total assets                                                1,221.5       1,142.9         960.9      1,215.0       1,440.2
Total long-term debt (including current portion)              165.3         195.0         290.0        650.7         759.2
Redeemable senior preferred stock (6)                           -             -             -           85.0          85.0
Stockholders' equity (6)                                      540.3         390.2         295.5        173.7         197.4

Other Key Data:
---------------
Operating income before amortization and unusual item (7)  $  235.5      $  194.7     $  159.6      $  134.6      $  129.8
Earnings (loss) per share before unusual items (8)         $   1.68      $   1.16     $   0.49      $  (0.34)     $  (1.12)
Cash from operations (9)                                      118.0         307.5        361.9         176.4         102.1
Capital expenditures                                          145.0         106.8         58.1          62.4          57.8
Debt to total capital ratio                                     23%           33%          50%           72%           73%
Return on average equity before unusual items (10)              27%           25%          21%           (6%)         (23%)
Number of employees (11)                                      6,573         7,477        5,934         5,885         5,738

(1) The Company recognized a non-cash compensation charge of $60.6 ($38.5 net of tax benefit) in the fourth quarter of 1995 for certain of the Company's outstanding employee stock options upon the consummation of the initial public offerings.
(2)  Acquisition-related intangibles were fully amortized by March 31, 1996.
(3) Operating income in 1992 is net of a $40.0 provision related to the Company's restructuring of its operations.
(4) Represents extraordinary after-tax loss caused by an early extinguishment of debt related to the refinancing of the Company's term loan in April 1995.
(5) Earnings (loss) per common share are net of dividends of $11.8, $11.5 and 1993, and 1992. Earnings attributable to common stock in 1994 are also net of a $61.3 preferred stock redemption premium related to the exchange of redeemable senior preferred stock for Class A common stock on December 30, 1994.
(6) Redeemable senior preferred stock with a liquidation preference of $85.0 was exchanged for 9,750,000 shares of Class A common stock on December 30, 1994.
(7) Unusual item in 1995 reflects the non-cash compensation charge discussed in (1) above.
(8) Unusual items in 1995 includes the non-cash compensation charge discussed in (1) above and the extraordinary after-tax loss discussed in (4) above. The unusual item in 1994 represents the preferred stock redemption premium discussed in (5) above.
(9) Cash flows from investing and financing activities, which are not presented, are integral components of total cash flow activity.
(10) Unusual items in 1995 includes the non-cash compensation charge discussed in (1) above and the extraordinary after-tax loss discussed in (4) above.
(11) Represents the number of full-time equivalent employees at December 31st of each year.

BOARD OF DIRECTORS, OFFICERS AND COMMITTEES


BOARD OF DIRECTORS

     B. Charles Ames (1),(3)
     Principal
     Clayton, Dubilier & Rice, Inc.
     New  York, New York
     Chairman and chief executive officer
     Riverwood International Corporation
     Atlanta, Georgia
     Age  71
     Director of Riverwood International Corp.; WESCO Distribution, Inc.; M.A. Hanna Co. and The Progressive Corp. Former chairman and chief executive officer of Reliance Electric Co., Uniroyal Goodrich Tire Co. and Acme Cleveland Corp.

     Sir  Roderick H. Carnegie (2)
     Chairman
     Hudson Conway Limited and Newcrest Mining Limited
     Melbourne, Australia
     Age 64
     Former chief executive officer of CRA Ltd. and president of the Business Council of Australia.

     Frank T. Cary (1),(2)
     Former chairman and chief executive officer
     International Business Machines Corporation
     Armonk, New York
     Age 76
     Director of Celgene Corp.; Cygnus Therapeutic Systems; ICOS Corp.; Lincare Inc.; SPS Transaction Services, Inc.; Teltrend Inc.; Vion Pharmaceuticals and SEER Technologies, Inc.

     Dr. Paul J. Curlander
     President and chief operating officer
     Lexmark International
     Lexington, Kentucky
     Age 44
     Former executive vice president, operations;
     vice president and general manager of Lexmark International, Inc.

     William R. Fields (2)
     Chairman and chief executive officer
     Blockbuster Entertainment Group
     Ft. Lauderdale, Florida
     Age 47
     Member of the executive committee of Viacom, Inc.; former executive vice president of Wal-Mart Inc. and president and chief executive officer of the Wal-Mart Stores Division.

     Donald J. Gogel  (4)
     President
     Clayton, Dubilier & Rice, Inc.
     New York, New York
     Age 48
     Director of A.P.S., Inc.; Alliant Foodservice, Inc.; Kinko's Inc. and TurboChef, Inc.

     Ralph E. Gomory (3), (4)
     President
     Alfred P. Sloan Foundation
     New York, New York
     Age 67
     Director of Ashland Inc.;  The Bank of New York;  The  Washington
     Post Co. and Polaroid Corp. Former senior vice president for science and technology of International Business Machines Corp.

     Stephen R. Hardis (3)
     Chairman and chief executive officer
     Eaton Corporation
     Cleveland, Ohio
     Age 61
     Director of KeyCorp; Nordson Corp. and The Progressive Corp. Former executive vice president of finance and planning of Sybron Corp.

     Marvin L. Mann (1), (4)
     Chairman and chief executive  officer
     Lexmark International
     Lexington, Kentucky
     Age 63
     Director of M.A. Hanna Co. and Imation Corp.; Trustee of Fidelity Investments. Former president and chief executive officer of Satellite Business Systems, former vice president of International Business Machines Corp. and president of the IBM Information Products Division.

     Michael J. Maples (2)
     Former executive vice president and member of the Office of the President Microsoft Corporation
     Redmond, Washington
     Age 54
     Member of the University of Oklahoma Engineering School Board of Visitors and the University of Texas College of Engineering Foundation
     Advisory   Council.   Former   director  of  software   strategy   for
     International Business Machines Corp.

     Martin D. Walker (1),(3)
     Chairman
     M.A. Hanna Company
     Cleveland,Ohio
     Age 64
     Director of Comerica, Inc., The Goodyear Tire & Rubber Co., Reynolds & Reynolds Co., Textron, Inc. and The Timken Co. Member of
     the  board  of  Cleveland  Tomorrow,   the  Greater  Cleveland  Growth
     Association and the Fairview Health System. Former chief executive officer of M.A. Hanna Co.

     (1) Executive  committee
     (2) Finance and audit committee
     (3) Compensation and pension  committee
     (4) Corporate  governance and public policy committee


EXECUTIVE  OFFICERS

     Marvin L. Mann
     Chairman and chief executive officer

     Dr. Paul J. Curlander
     President and chief operating officer

     Kathleen  J.  Affeldt
     Vice president, human resources

     Daniel P. Bork
     Director of taxes

     Terence P. Chin
     Treasurer

     Vincent J. Cole, Esq
     Vice president, general counsel and secretary

     David L. Goodnight
     Corporate controller

     Clifford D. Gookin
     Vice president, corporate development

     Thomas B. Lamb
     Vice president and general manager, Imaging Solutions Division

     Bernard V. Masson
     Vice president and general manager, Consumer Printers Division

     John C. Mitchell
     Vice president and general manager, Business Printers Division

     Gary E. Morin
     Vice president and chief financial officer

     Donald C. Shropshire Jr.
     Vice president and general manager, Asia/Pacific, Canada & Latin America

     John A. Stanley
     Vice president and president of Lexmark Europe

     Alfred A. Traversi
     Vice president, information technology/operations

STOCKHOLDER INFORMATION


CORPORATE HEADQUARTERS
     One Lexmark Centre Drive
     740 New Circle Road NW
     Lexington, Kentucky 40550
     (606) 232-2000

INDEPENDENT ACCOUNTANTS
     Coopers & Lybrand L.L.P.
     201 East Main Street
     Suite 1400
     Lexington, Kentucky 40507

TRANSFER AGENT/STOCKHOLDER INQUIRIES
     For general inquiries, changes of address, and transfer instructions:
     ChaseMellon Shareholder Services L.L.C.,
     Shareholder Relations Department
     PO Box 3315
     S. Hackensack, New Jersey 07606
     (800) 526-0801

     For transfer of certificates:
     ChaseMellon Shareholder Services L.L.C.,
     Securities Transfer Services
     PO Box 3312
     S. Hackensack, New Jersey 07606
     (800) 526-0801

ANNUAL MEETING
     Lexmark   International   Group,   Inc.,  will  hold  its  Annual
     Stockholders' Meeting at 10 a.m., Friday, May 2, 1997 at the Opera House, 401 West Short Street, Lexington, Kentucky.

FORM 10-K
     A copy of the company's Form 10-K annual report filed with the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 1996 may be obtained by stockholders without charge by writing to Investor Relations at the address below.

STOCK INFORMATION
     Lexmark International Group's Class A common stock is traded on the New York Stock Exchange under the symbol LXK. The company has not declared or paid any dividends on common stock. The following table sets forth the high and low reported sales prices for the Class A common stock as quoted by the New York Stock Exchange for the periods indicated.

                                     High    Low
                                         1996
     First Quarter                  $23.25  $16.00
     Second Quarter                 $23.13  $17.88
     Third Quarter                  $20.88  $13.38
     Fourth Quarter                 $27.75  $18.88

                                     High    Low
                                         1995
     Fourth Quarter
      (from November 15, 1995)      $22.38  $15.50

     As of February 14, 1997, there were approximately 1,213 holders of record of the Class A common stock and five holders of record of the Class B common stock.

INVESTOR RELATIONS
     Kurt M. Braun
     Lexmark International
     One Lexmark Centre Drive
     740 New Circle Road NW
     Lexington, Kentucky 40550
     (606)232-5108
     braun@lexmark.com

MEDIA INQUIRIES
     James M. Joseph
     Lexmark International
     One Lexmark Centre Drive
     740 New Circle Road NW
     Lexington, Kentucky 40550
     (606) 232-2249
     jmjoseph@lexmark.com

     Additional information is available at Lexmark's home page at www.lexmark.com on the Internet.