Form 10-K, Exhibit 13
period 1998-12-31
LEXMARK INTERNATIONAL GROUP INC
filed 1999-03-23
CIK 1001288

EXHIBIT 13


          Sections of the Company's 1998 Annual Report to Stockholders
                    Incorporated by Reference in this Report

Lexmark International Group, Inc. and Subsidiaries
CONSOLIDATED  STATEMENTS OF EARNINGS For the years ended December 31, 1998, 1997 and 1996
(Dollars in Millions, Except Per Share Amounts)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                               1998            1997          1996
                                                               ----            ----          ----

Revenues                                                     $3,020.6        $2,493.5      $2,377.6
Cost of revenues                                              1,934.4         1,623.5       1,630.2
---------------------------------------------------------------------------------------------------
        Gross profit                                          1,086.2           870.0         747.4

Research and development                                        158.5           128.9         123.9
Selling, general and administrative                             544.9           466.5         388.0
Amortization of intangibles                                       -               -             5.1
---------------------------------------------------------------------------------------------------
       Operating expenses                                       703.4           595.4         517.0
---------------------------------------------------------------------------------------------------
        Operating income                                        382.8           274.6         230.4

Interest expense                                                 11.0            10.8          20.9
Other                                                             6.4             9.1           7.9
---------------------------------------------------------------------------------------------------
       Earnings before income taxes and extraordinary item      365.4           254.7         201.6

Provision for income taxes                                      122.4            91.7          73.8
---------------------------------------------------------------------------------------------------
        Earnings before extraordinary item                      243.0           163.0         127.8

Extraordinary loss on extinguishment of debt
  (net of related tax benefit of $8.4 in 1997)                    -             (14.0)          -
---------------------------------------------------------------------------------------------------
        Net earnings                                         $  243.0        $  149.0      $  127.8

Basic earnings per share:
        Before extraordinary item                            $   3.65        $   2.29      $   1.78
        Extraordinary loss                                       -              (0.20)         -
---------------------------------------------------------------------------------------------------
       Net earnings per share                                $   3.65        $   2.09      $   1.78

Diluted earnings per share:
       Before extraordinary item                             $   3.40        $   2.17      $   1.69
       Extraordinary loss                                        -              (0.19)         -
---------------------------------------------------------------------------------------------------
       Net earnings per share                                $   3.40        $   1.98      $   1.69

Shares used in per share calculation:
       Basic                                                 66,621,369    71,314,311    71,629,572
       Diluted                                               71,400,890    75,168,776    75,665,734
---------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Lexmark International Group, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of December 31, 1998 and 1997 (Dollars in Millions, Except Share Amounts)
--------------------------------------------------------------------------------

                                                          1998           1997
                                                          ----           ----
ASSETS
Current assets:
     Cash and cash equivalents                         $  149.0        $   43.0
     Trade receivables, net of allowances of
       $24.2 in 1998 and $19.4 in 1997                    469.4           318.9
     Inventories                                          333.0           353.8
     Prepaid expenses and other current assets             68.6            60.4
-------------------------------------------------------------------------------
          Total current assets                          1,020.0           776.1

Property, plant and equipment, net                        430.5           409.6
Other assets                                               32.9            22.5
-------------------------------------------------------------------------------
          Total assets                                 $1,483.4        $1,208.2
-------------------------------------------------------------------------------



LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Short-term debt                                   $   11.7        $   18.0
     Accounts payable                                     267.1           302.0
     Accrued liabilities                                  326.9           227.5
-------------------------------------------------------------------------------
          Total current liabilities                       605.7           547.5

Long-term debt                                            148.7            57.0
Other liabilities                                         150.9           103.0
-------------------------------------------------------------------------------
          Total liabilities                               905.3           707.5
-------------------------------------------------------------------------------

Stockholders' equity:
     Preferred stock, $.01 par value, 1,600,000 shares
       authorized, no shares issued and outstanding         -               -
     Common stock, $.01 par value:
          Class A, 160,000,000 shares authorized;
            65,491,131 and 67,539,935 outstanding in
            1998 and 1997, respectively                     0.8             0.7
          Class B, 10,000,000 shares authorized;
            0 and 410,537 outstanding  in 1998 and
            1997, respectively                              -               -
     Capital in excess of par                             564.8           537.2
     Retained earnings                                    411.8           168.8
     Treasury stock, at cost; 10,072,833 and 6,438,114
       shares in 1998 and 1997, respectively             (370.3)         (182.2)
     Accumulated other comprehensive earnings (loss)      (29.0)          (23.8)
--------------------------------------------------------------------------------
          Total stockholders' equity                      578.1           500.7
--------------------------------------------------------------------------------
          Total liabilities and stockholders' equity   $1,483.4        $1,208.2
--------------------------------------------------------------------------------

See notes to consolidated financial statements.

Lexmark International Group, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1998, 1997 and 1996
(Dollars In Millions)
----------------------------------------------------

                                                           1998        1997         1996
                                                           ----        ----         ----
Cash flows from operating activities:
Net earnings                                              $243.0      $149.0       $127.8
Adjustments to reconcile net earnings to net cash
    provided by operating activities:
     Depreciation and amortization                          75.6        77.5         69.2
     Extraordinary loss on extinguishment of debt            -          22.4          -
     Deferred taxes                                          3.0        40.7         12.3
     Other non-cash charges to operations                   26.5        24.6         22.6
------------------------------------------------------------------------------------------
                                                           348.1       314.2        231.9
     Change in assets and liabilities:
         Trade receivables                                (138.2)      (47.5)       (70.1)
         Trade receivables programs                        (12.3)       33.3        (21.0)
         Inventories                                        20.8       (82.8)        25.3
         Accounts payable                                  (34.9)      104.8        (12.4)
         Accrued  liabilities                               99.4         5.5        (36.4)
         Other assets and liabilities                        6.1       (52.6)         0.7
------------------------------------------------------------------------------------------
              Net cash provided by operating activities    289.0       274.9        118.0

Cash flows from investing activities:
     Purchases of property, plant and equipment           (101.7)      (69.5)      (145.0)
     Proceeds from sales of property, plant and equipment    2.0         1.1          3.6
------------------------------------------------------------------------------------------
              Net cash used for investing activities       (99.7)      (68.4)      (141.4)

Cash flows from financing activities:
     Increase (decrease) in short-term debt                 (6.3)       35.8          2.1
     Proceeds from issuance of long-term debt, net
       of issuance costs of $1.3 in 1998                   297.2         0.2          5.7
     Principal payments on long-term debt                 (207.0)     (125.5)       (38.0)
     Charges related to extinguishment of debt               -         (22.4)         -
     Purchase of treasury stock                           (188.5)     (182.2)         -
     Exercise of stock options and warrants                 20.7        15.2         23.0
------------------------------------------------------------------------------------------
              Net cash used for financing activities       (83.9)     (278.9)        (7.2)

Effect of exchange rate changes on cash                      0.6        (3.9)        (0.6)
------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents       106.0       (76.3)       (31.2)
Cash and cash equivalents - beginning of period             43.0       119.3        150.5
------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                 $149.0     $  43.0       $119.3
------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Lexmark International Group, Inc. and Subsidiaries
CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  EQUITY
For the  years  ended December 31, 1998, 1997 and 1996

(Dollars in Millions, Except Share Amounts)

--------------------------------------------------------------------------------------------------------------------

                                                                          Class A                   Class B
                                                                       Common Stock              Common Stock
                                                                 -----------------------   -------------------------
                                                                   Shares        Amount      Shares         Amount
                                                                   ------        ------      ------         ------
Balance at December 31, 1995                                      64,303,619        $0.6    5,888,623         $0.1
Comprehensive earnings
  Net earnings
  Other comprehensive earnings (loss):
   Translation adjustment
  Other comprehensive earnings (loss)
--------------------------------------------------------------------------------------------------------------------
Comprehensive earnings
Conversion  of Class B to Class A common stock                     3,442,100         0.1   (3,442,100)        (0.1)
Option compensation expense
Long-term incentive plan compensation
Net shares issued upon exercise of options                         2,467,884
Tax benefit  related to stock options and warrants
Cash received for payments on notes receivable for common stock issued to management and certain other individuals
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                      70,213,603         0.7    2,446,523      ----
Comprehensive earnings
  Net earnings
  Other comprehensive earnings (loss):
   Translation adjustment
  Other comprehensive earnings (loss)
------------------------------------------------------------------------------------------------------------------
Comprehensive earnings
Conversion  of Class B to Class A common stock                     2,035,986               (2,035,986)
Shares issued upon exercise of warrants                              531,284
Option compensation expense
Long-term incentive plan compensation
Deferred stock plan compensation
Shares issued upon exercise of options                             1,197,176
Tax benefit related to stock options and warrants
Treasury shares repurchased                                       (6,438,114)
Cash received for payments on notes receivable for common stock issued to management and certain other individuals
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                      67,539,935         0.7      410,537      ----
Comprehensive earnings
  Net earnings
  Other comprehensive earnings (loss):
   Minimum pension liability adjustment
    (net of  related tax benefit of  $3.7)
   Translation adjustment
  Other comprehensive earnings (loss)
------------------------------------------------------------------------------------------------------------------
Comprehensive earnings
Conversion of Class B to Class A common stock                        410,537                 (410,537)
Long-term  incentive plan compensation
Deferred stock plan compensation
Shares issued upon exercise of options                             1,175,378         0.1
Tax benefit related to stock options
Treasury shares repurchased                                       (3,647,600)
Treasury shares issued                                                12,881
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                      65,491,131        $0.8      ----        $----
------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

---------------------------------------------------------------------------------------------------------------



                                         Accumulated Other Comprehensive Earnings (Loss)
                     Retained            -----------------------------------------------         Total
  Capital in         Earnings    Treasury        Minimum        Translation                   Stockholders'
 Excess of Par       (Deficit)     Stock    Pension Liability    Adjustment      Total           Equity
 -------------       ---------     -----    -----------------    ----------      -----           ------
    $494.6          $(108.0)       $----         $----              $2.9          $2.9           $390.2

                      127.8                                                                       127.8

                                                                    (2.4)         (2.4)
                                                                                 ------
                                                                                  (2.4)            (2.4)
-----------------------------------------------------------------------------------------------------------
                                                                                                  125.4
                                                                                                 ----
       1.2                                                                                          1.2
       0.8                                                                                          0.8
      15.1                                                                                         15.1
       7.4                                                                                          7.4

       0.2                                                                                          0.2
-----------------------------------------------------------------------------------------------------------
     519.3             19.8         ----          ----               0.5           0.5            540.3

                      149.0                                                                       149.0

                                                                   (24.3)        (24.3)
                                                                                -------
                                                                                 (24.3)           (24.3)
-----------------------------------------------------------------------------------------------------------
                                                                                                  124.7
                                                                                                 ----
       1.1                                                                                          1.1
       0.6                                                                                          0.6
       0.1                                                                                          0.1
       1.8                                                                                          1.8
       7.8                                                                                          7.8
       6.4                                                                                          6.4
                                    (182.2)                                                      (182.2)

       0.1                                                                                          0.1
-----------------------------------------------------------------------------------------------------------
     537.2            168.8         (182.2)       ----             (23.8)        (23.8)           500.7

                      243.0                                                                       243.0


                                                    (5.1)                         (5.1)
                                                                    (0.1)         (0.1)
                                                                                -------
                                                                                  (5.2)            (5.2)
-----------------------------------------------------------------------------------------------------------
                                                                                                  237.8
                                                                                                 ----
       5.3                                                                                          5.3
       1.6                                                                                          1.6
       9.4                                                                                          9.5
      11.3                                                                                         11.3
                                    (188.5)                                                      (188.5)
                                       0.4                                                          0.4
-----------------------------------------------------------------------------------------------------------
    $564.8           $411.8        $(370.3)        $(5.1)         $(23.9)       $(29.0)          $578.1
-----------------------------------------------------------------------------------------------------------

               Lexmark International Group, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (Dollars in Millions, Except Share Amounts)


1. ORGANIZATION AND BUSINESS

         Lexmark International Group, Inc. ("Group" and together with its subsidiaries, the "company") is a global developer, manufacturer and supplier of laser and inkjet printers and associated consumable supplies. The company also sells dot matrix printers for printing single and multi-part forms by business users. The company's printer business targets the office and home markets. In addition, the company develops, manufactures and markets a broad line of other office imaging products which include supplies for International Business Machines Corporation ("IBM") branded printers, after-market supplies for other original equipment manufacturer ("OEM") products, and typewriters and typewriter supplies that are sold under the IBM trademark. The principal customers for the company's products are dealers, retailers and distributors worldwide. The company employs marketing teams which target large accounts to generate demand in selected industries worldwide. The company's products are sold in over 150 countries in North and South America, Europe, the Middle East, Africa, Asia, the Pacific Rim and the Caribbean.


2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

         The accompanying consolidated financial statements include the accounts of Lexmark International Group, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation:

         Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average exchange rates prevailing during the period. Adjustments arising from the translation of assets and liabilities are accumulated as a separate component of accumulated other comprehensive earnings in stockholders' equity.

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

Inventories:

         Inventories are stated at the lower of average cost or market. The company considers all raw materials to be in production upon their receipt.

Property, Plant and Equipment:

         Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Property, plant and equipment accounts are relieved of the cost and related accumulated depreciation when assets are disposed of or otherwise retired.

Revenue Recognition:

         Sales are recognized when products are shipped to customers. A provision for estimated sales returns is recorded in the period in which related sales are recognized.

Advertising Costs:

         The company expenses advertising costs when incurred. Advertising expense was approximately $115.6 million, $113.4 million and $80.0 million in 1998, 1997 and 1996, respectively.

Income Taxes:

         The company utilizes the liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Comprehensive Earnings:

         Effective January 1, 1998 the company adopted Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income. This statement requires that all items recognized under accounting standards as components of comprehensive earnings be reported in a financial statement. This statement also requires that companies classify items of other comprehensive earnings by their nature in a financial statement. For example, other comprehensive earnings may include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on certain marketable securities. This statement did not impact the results of operations. The statements of financial position and stockholders' equity for prior periods have been reclassified, as required.

Segment Reporting:

         In 1998, the company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 applies a "management approach" in which the internal organization that is used by management for making operational decisions and evaluating performance is the source for the company's segment reporting. The adoption of SFAS No. 131 did not affect the results of operations or financial position.

3. INVENTORIES

          Inventories consisted of the following at December 31:

                                   1998       1997
---------------------------------------------------
Work in process                   $140.3     $211.2
Finished goods                     192.7      142.6
---------------------------------------------------
                                  $333.0     $353.8
---------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT

         Property,  plant and  equipment  consisted of the following at December
31:

                                    1998      1997
---------------------------------------------------
Land and improvements             $  16.3   $  16.2
Buildings and improvements          192.3     171.9
Machinery and equipment             456.5     428.9
Information systems and furniture   128.9     124.4
---------------------------------------------------
                                    794.0     741.4
Less accumulated depreciation       363.5     331.8
---------------------------------------------------
                                   $430.5    $409.6
---------------------------------------------------

         Depreciation expense was $75.1 million, $76.8 million and $62.3 million for 1998, 1997 and 1996, respectively.

5. ACCRUED LIABILITIES

         Accrued liabilities consisted of the following at December 31:

                                      1998       1997
------------------------------------------------------
Compensation                          $ 93.2    $ 58.7
Income taxes payable                    18.2       9.5
Fixed assets                            15.3       9.0
Warranty                                33.5      30.6
Value added tax                         12.4       6.6
Deferred revenue                        43.5      27.8
Other                                  110.8      85.3
------------------------------------------------------
                                      $326.9    $227.5
------------------------------------------------------

6. DEBT

         Long-term debt consisted of the following at December 31:

                                        1998       1997
-------------------------------------------------------
Revolving credit facility refinanced  $  -        $20.0
Term loan refinanced                     -         37.0
Senior notes due May 2008, net of                   -
 unamortized discount of $1.3          148.7
-------------------------------------------------------
                                      $148.7      $57.0
-------------------------------------------------------

         In January 1998, the company entered into a new $300.0 million unsecured, revolving credit facility with a group of banks. Upon entering the new agreement, the company repaid the amounts outstanding on its existing term loan and revolving credit facility. The company had an interest rate/currency swap hedging the term loan with a notional amount of $36.7 million that matured in the first quarter of 1998. The effective interest rate on the term loan (after giving effect to the interest rate/currency swap) was 6.7% at December 31, 1997.

         The interest rate on the new credit facility ranges from 0.2% to 0.7% above London Inter Bank Offered Rate (LIBOR), as adjusted under certain limited circumstances, based upon the company's debt rating. In addition, the company pays a facility fee on the $300.0 million of 0.1% to 0.3% based upon the company's debt rating. The interest and facility fees are payable quarterly.

         The $300.0 million credit agreement contains customary default provisions, leverage and interest coverage restrictions and certain restrictions on the incurrence of additional debt, liens, mergers or consolidations and investments. Any amounts outstanding under the $300.0 million credit facility are due upon the maturity of the facility on January 27, 2003.

         In May 1998, Lexmark International, Inc. ("International"), a wholly-owned subsidiary of Group, completed a public offering of $150.0 million principal amount of 6.75% senior notes due May 15, 2008. The senior notes were priced at 98.998%, to yield 6.89% to maturity. The senior notes are guaranteed by Group and contain restrictions on liens, sale leaseback transactions, mergers and sales of assets. A substantial portion of the net proceeds from the sale of the senior notes was used to reduce existing debt outstanding under the company's credit facility. There are no sinking fund requirements on the senior notes and they may be redeemed at any time, at a redemption price as described in the related indenture agreement, in whole or in part, at the option of International.

         In March 1997, the company prepaid its $120.0 million, 14.25% senior subordinated notes due in 2001. The prepayment resulted in an extraordinary charge of $22.4 million ($14.0 million net of tax benefit) caused by a prepayment premium and other fees.

         Interest expense of $0.0 million, $0.9 million and $1.2 million in 1998, 1997 and 1996, respectively, related to the swap discussed above, previously outstanding interest rate/currency swaps and interest rate caps and options hedging debt is included in interest expense in the statement of earnings.

         Total cash paid for interest amounted to $13.0 million, $13.2 million and $24.2 million in 1998, 1997 and 1996, respectively.



7. STOCKHOLDERS' EQUITY

         The Class A common stock is voting and exchangeable for Class B common stock in very limited circumstances. The Class B common stock is non-voting and is convertible, subject to certain limitations, into Class A common stock.

         At December 31, 1998, approximately 74,000,000 and 1,750,000 shares of Class A and Class B common stock were unissued and unreserved. These shares are available for a variety of general corporate purposes, including future public offerings to raise additional capital and for facilitating acquisitions.

         As of December 31, 1997, the company's board of directors authorized the repurchase of $200.0 million of its Class A common stock. In 1998, the company's board of directors authorized the repurchase of up to an additional $400.0 million of its Class A common stock. This total repurchase authority of $600.0 million allows the company at management's discretion to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. As of December 31, 1998, the company had repurchased 10,085,714 shares at prices ranging from $21.25 to $75.94 per share for an aggregate cost of approximately $370.7 million.

         In February 1998, the company's board of directors adopted a stockholder rights plan (the "Rights Plan") which now provides existing stockholders with the right to purchase one one-thousandth (0.001) of a share of Series A Junior Participating preferred stock for each share of common stock held in the event of certain changes in the company's ownership. The rights will expire on January 31, 2009, unless earlier redeemed by the company.

         The remaining warrants outstanding in connection with a technology agreement with an unrelated party to purchase 634,365 shares of Class A common stock at $6.67 per share were exercised in 1997.


8. STOCK INCENTIVE PLANS

         The company has established various stock incentive plans to encourage employees and non-employee directors to remain with the company and to more closely align their interests with those of the company's stockholders. Under the employee plans, as of December 31, 1998 approximately 3,300,000 shares of Class A common stock are reserved for future grants in the form of stock options, stock appreciation rights, restricted stock, performance shares or deferred stock units. Under the non-employee director plan, as of December 31, 1998 approximately 16,000 shares of Class A common stock are reserved for future grants in the form of stock options and deferred stock units. As of December 31, 1998, awards under the programs have been limited to stock options, restricted stock, performance shares and deferred stock units.

         The company has granted approximately 200,000 shares of restricted stock and deferred stock units as of December 31, 1998 with various vesting periods. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is charged to compensation expense ratably over the vesting periods. In addition, the company has awarded performance shares for which specific goals must be attained by the end of the four year period 1997 through 2000 in order for the shares to be fully vested. Compensation expense is estimated over the four year period based on the fair market value of the shares during that period.

         The exercise price of options awarded under stock option plans is equal to the fair market value of the underlying common stock on the date of grant. All options expire ten years from the date of grant and become fully vested at the end of five years based upon continued employment or the completion of three years of service on the board of directors.

         The company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock, performance-based awards and deferred stock units. Had compensation expense for the company's stock-based compensation plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation, net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                      1998           1997           1996
-------------------------------------------------------------------------
Net earnings - as reported          $ 243.0        $ 149.0        $ 127.8
Net earnings - pro forma              236.5          145.1          125.0
-------------------------------------------------------------------------

Basic EPS - as reported             $  3.65        $  2.09        $  1.78
Basic EPS - pro forma                  3.55           2.04           1.74
-------------------------------------------------------------------------

Diluted EPS - as reported           $  3.40        $  1.98        $  1.69
Diluted EPS - pro forma                3.31           1.93           1.65
-------------------------------------------------------------------------

         The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                         1998         1997        1996
----------------------------------------------------------------------
Expected dividend yield                  -             -          -
Expected stock price volatility           38%           44%        45%
Weighted average risk-free               5.5%          6.2%       5.8%
interest rate
Weighted average expected life of
options   (years)                        4.9           4.8         3.9
----------------------------------------------------------------------

         The weighted average fair value of options granted during 1998, 1997 and 1996 was $18.92, $11.84 and $7.67 per share, respectively.

         The pro forma effects on net income for 1998, 1997 and 1996 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995.

         A summary of the status of the company's stock option plans as of December 31, 1998, 1997 and 1996 and changes during the years then ended is presented below:

                                                    Weighted
                                                    Average
                                                    Exercise
                                   Options           Price
---------------------------------------------------------------

Outstanding at December 31, 1995   9,428,781          $10.54
Granted                              508,532           19.39
Exercised                         (2,664,363)           7.11
Forfeited or canceled               (321,088)          14.81
---------------------------------------------------------------

Outstanding at December 31, 1996   6,951,862           12.31
Granted                            1,355,755           25.67
Exercised                         (1,276,408)           7.82
Forfeited or canceled               (239,284)          18.40
---------------------------------------------------------------

Outstanding at December 31, 1997   6,791,925           15.58
Granted                            1,396,208           45.72
Exercised                         (1,265,805)          11.46
Forfeited or canceled               (122,850)          25.74
---------------------------------------------------------------

Outstanding at December 31, 1998   6,799,478          $22.30
---------------------------------------------------------------

         As of December 31, 1998, 1997 and 1996 there were 3,484,133,  3,678,324 and 4,574,734 options exercisable, respectively.

         The  following  tables  summarize   information   about  stock  options
outstanding at December 31, 1998:

                                     Options outstanding
------------------------------------------------------------------------
                       Number     Weighted-Average
     Range of       Outstanding       Remaining       Weighted-Average
  Exercise Prices   at 12/31/98   Contractual Life      Exercise Price
------------------------------------------------------------------------
$  6.67 to $19.75   2,435,517          3.7 years        $ 9.24
  20.00 to  36.44   3,021,329          7.4               22.30
  39.06 to  88.38   1,342,632          9.2               46.03
------------------------------------------------------------------------
$  6.67 to $88.38   6,799,478          6.4              $22.30
------------------------------------------------------------------------

                             Options Exercisable
------------------------------------------------------
                          Number
      Range of          Exercisable   Weighted-Average
   Exercise Prices      at 12/31/98    Exercise Price
------------------------------------------------------
$ 6.67 to $19.75          2,160,420       $  8.67
 20.00 to  36.44          1,280,892         21.17
 39.06 to  88.38             42,821         50.06
------------------------------------------------------
$ 6.67 to $88.38          3,484,133        $13.78
------------------------------------------------------


9. INCOME TAXES

         The provision for income taxes consisted of the following:

                                    1998   1997   1996
---------------------------------------------------------
Currently payable:
  Federal                         $ 92.9   $37.8  $50.0
  Non-U.S.                          16.0     9.9    5.3
  State and local                    6.8     3.3    6.2
---------------------------------------------------------
                                   115.7    51.0   61.5
Deferred payable:
  Federal                            1.9    34.1   12.0
  Non-U.S.                           2.9     2.6    0.1
  State and local                    1.9     4.0    0.2
---------------------------------------------------------
                                     6.7    40.7   12.3
---------------------------------------------------------
Provision for income taxes        $122.4   $91.7  $73.8
---------------------------------------------------------

         Earnings before income taxes were as follows:

                                   1998     1997    1996
---------------------------------------------------------
U.S.                              $278.2   $166.7  $129.6
Non-U.S.                            87.2     88.0    72.0
---------------------------------------------------------
Earnings before  income taxes     $365.4   $254.7  $201.6
---------------------------------------------------------


         The company realized an income tax benefit from the exercise of certain stock options and warrants in 1998, 1997 and 1996 of $11.3 million, $6.4 million and $7.4 million, respectively. This benefit resulted in a decrease in current income taxes payable and an increase in capital in excess of par.

         The company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The company believes that adequate tax payments have been made and accruals recorded for all years.


         Significant components of deferred income taxes were as follows:

                                        1998   1997
----------------------------------------------------
Deferred tax assets:
 Tax loss carryforwards              $  12.5 $  14.9
 Intangible assets                       3.7     7.0
 Unexercised stock options               0.4     6.4
 Inventories                            17.6    17.5
 Valuation allowance                   (18.4)  (20.8)
-----------------------------------------------------
       Total deferred tax assets        15.8    25.0
-----------------------------------------------------
Deferred tax liabilities:
 Prepaid expenses                        2.2     3.1
 Property, plant and equipment          29.0    19.9
 Other                                   9.7    24.1
-----------------------------------------------------
      Total deferred tax liabilities    40.9    47.1
-----------------------------------------------------
Net deferred tax liabilities          $(25.1) $(22.1)
-----------------------------------------------------

         The net decrease in the total valuation allowance for the years ended December 31, 1998 and 1997 was $2.4 million and $11.5 million, respectively. The company has non-U.S. tax loss carryforwards of $34.2 million including $1.6 million which expire between the years 2000 and 2004. Of these non-U.S. tax loss carryforwards, $11.3 million are not expected to provide a future benefit because they are attributable to certain non-U.S. entities that are also taxable in the U.S.

         A reconciliation of the provision for income taxes using the U.S. statutory rate and the company's effective tax rate was as follows:


                                           1998            1997              1996
                                      -------------   -------------     -------------
                                       Amount     %    Amount     %      Amount     %
----------------------------------------------------------------------------------------------------
Provision for income taxes at
  statutory  rate                     $127.9   35.0%    $89.2   35.0%    $70.5    35.0%
State and local income taxes, net of
  federal tax benefit                    8.7    2.4       7.3    2.9       6.4     3.2
Losses providing no tax benefit          1.2    0.3       5.8    2.3      45.1    22.3
Foreign tax differential               (11.8)  (3.2)      -      -         -       -
Change in the beginning-of-the-year
  balance of the valuation allowance
  for deferred  tax assets affecting
  provision                             (2.4)  (0.6)    (11.5)  (4.5)    (44.9)  (22.3)
Research and development credit         (5.8)  (1.6)     (5.5)  (2.2)     (2.9)   (1.4)
Foreign sales corporation               (6.8)  (1.9)     (2.6)  (1.0)     (5.0)   (2.5)
Other                                   11.4    3.1       9.0    3.5       4.6     2.3
---------------------------------------------------------------------------------------
Provision for income taxes            $122.4   33.5%    $91.7   36.0%    $73.8    36.6%
---------------------------------------------------------------------------------------

         Cash paid for income taxes was $70.6 million, $36.3 million and $60.7 million in 1998, 1997 and 1996, respectively.


10.  COMMITMENTS

         The company is committed under operating leases (containing various renewal options) for rental of office and manufacturing space and equipment. Rent expense (net of rental income of $7.2 million, $5.6 million and $5.8 million) was $22.7 million, $16.0 million and $13.0 million in 1998, 1997 and 1996, respectively. Future minimum rentals under terms of non-cancelable operating leases at December 31 are: 1999-$29.9 million; 2000-$22.0 million; 2001-$15.3 million; 2002-$10.6 million; 2003-$8.0 million and thereafter-$12.7 million.

11. EMPLOYEE PENSION AND POSTRETIREMENT PLANS

         In 1998, the company adopted SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans.

                                                                          Other Postretirement
                                                Pension Benefits                Benefits
------------------------------------------------------------------------------------------------
                                                1998        1997             1998        1997
                                             ----------------------       ----------------------
Change in Benefit Obligation

Benefit obligation at beginning of year        $450.9     $369.9           $ 33.0     $ 27.1
 Service cost                                    16.6       13.0              3.4        3.0
 Interest cost                                   30.7       28.5              2.4        2.0
 Contributions by plan participants               0.3        0.2              -          -
 Actuarial (gain) loss                           43.7       53.6              1.7        1.3
 Foreign currency exchange rate changes           1.8       (5.2)             -          -
 Benefits paid                                  (17.8)      (9.4)            (0.3)      (0.4)
 Plan amendments                                (23.1)       -                -          -
 Settlement/curtailment losses                    0.4        0.3              -          -
-----------------------------------------------------------------------------------------------
Benefit obligation at end of year               503.5      450.9             40.2       33.0
-----------------------------------------------------------------------------------------------
Change in Plan Assets

Fair value of plan assets at beginning of year  442.8      377.7              -          -
 Actual return on plan assets                    68.2       74.9              -          -
 Foreign currency exchange rate changes           1.5       (3.6)             -          -
 Contributions by the employer                    4.2        3.0              0.3        0.4
 Contributions by plan participants               0.3        0.2              -          -
 Benefits paid                                  (17.8)      (9.4)            (0.3)      (0.4)
-----------------------------------------------------------------------------------------------
Fair value of plan assets at end of year        499.2      442.8              -          -
-----------------------------------------------------------------------------------------------
Funded status                                    (4.3)      (8.1)           (40.2)     (33.0)
 Unrecognized loss                               21.9        4.7              6.1        4.3
 Unrecognized prior service cost                (20.9)       0.8              -          -
-----------------------------------------------------------------------------------------------
Net amount recognized                          $ (3.3)    $  2.6)          $(34.1)    $(28.7)
-----------------------------------------------------------------------------------------------

Amounts recognized in the statement of
 financial position consist of:
   Prepaid benefit cost                        $ 11.8     $ 11.1          $   -       $  -
   Accrued benefit liability                    (29.2)     (16.8)           (34.1)     (28.7)
   Intangible asset                               5.3        -                -          -
   Accumulated other comprehensive earnings       8.8        3.1              -          -
-----------------------------------------------------------------------------------------------
Net amount recognized                          $ (3.3)     $(2.6)          $(34.1)    $(28.7)
-----------------------------------------------------------------------------------------------

                                                                                  Other Postretirement
                                                     Pension Benefits                    Benefits
----------------------------------------------------------------------------------------------------------
                                                  1998     1997     1996          1998     1997     1996
                                               ----------------------------     --------------------------
Weighted-average assumptions as of
 December 31:
 Discount rate                                     6.5%     6.8%     7.4%          7.0%     7.2%     7.7%
 Expected return on plan assets                    9.6%     9.6%     9.6%          -        -        -
 Rate of compensation increase                     4.1%     4.3%     4.9%          -        -        -

Components of Net Periodic Benefit Cost
 Service cost                                   $ 16.6   $ 13.0   $ 17.5          $ 3.4   $ 3.0    $ 3.1
 Interest cost                                    30.7     28.5     27.5            2.4     2.0      1.8
 Expected return on plan assets                  (42.1)   (35.7)   (37.3)           -       -        -
 Amortization of prior service cost               (1.4)     0.2      0.2            -       -        -
 Amortization of net losses                        0.4      0.1      0.4            -       -        0.2
 Settlement or curtailment losses                  0.4      0.3      0.9            -       -        -
----------------------------------------------------------------------------------------------------------
Net periodic benefit cost                       $  4.6   $  6.4   $  9.2          $ 5.8   $ 5.0    $ 5.1
----------------------------------------------------------------------------------------------------------

         The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $41.7 million, $39.7 million and $11.1 million, respectively, as of December 31, 1998, and $31.0 million, $25.1 million and $9.9 million, respectively, as of December 31, 1997.

         For measurement purposes, an 8.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate is assumed to decrease gradually to 5% for 2009 and remain at that level thereafter. Since the net employer costs for postretirement medical benefits reach the preset caps within the next eight to ten years, a 1% increase or decrease in trend has a de minimis effect on costs.

         Related to the company's acquisition of the Information Products Corporation from IBM in 1991, IBM agreed to pay for its pro rata share (currently estimated at $70.8 million) of future postretirement benefits for all the company U.S. employees based on relative years of service with IBM and the company.

         The company also sponsors defined contribution plans for employees in certain countries. Company contributions are based upon a percentage of employees' contributions. The company's expense under these plans amounted to $5.5 million, $4.5 million and $4.4 million in 1998, 1997 and 1996, respectively.

12. DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         The company manages risk arising from fluctuations in interest rates and currency exchange rates by using derivative financial instruments. The company manages exposure to counterparty credit risk by entering into derivative financial instruments with highly rated institutions that can be expected to fully perform under the terms of such agreements. The company does not hold or issue financial instruments for trading purposes. Where appropriate, the company arranges master netting agreements.

         Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. Any instrument not qualifying as a hedge or designated but ineffective as a hedge is marked to market and recognized in earnings immediately.

         Interest Rate Risk Management: The company has, from time to time, utilized interest rate swaps, caps and options to maintain an appropriate balance between fixed and floating rate debt in order to minimize the effect of changing interest rates on earnings.

         Interest rate swaps and interest rate/currency swaps are included in the statement of financial position as accrued liabilities and other liabilities, respectively. Interest differentials resulting from interest rate swap agreements used to change the interest rate characteristics of debt are recorded on an accrual basis as an adjustment to interest expense. Premiums paid for interest rate cap and option agreements are included in the statement of financial position as current assets and non-current assets and are charged to interest expense over the terms of the agreements or when written off, if the option expires unexercised. Amounts receivable under cap agreements and gains realized on options are recognized as reductions of interest expense over the terms of the agreements. In the event of an early termination of an interest rate swap agreement designated as a hedge, the gain or loss is deferred, recorded in non-current assets or liabilities, and recognized as an adjustment to interest or other expense over the remaining term of the contract.

         For additional information related to derivative financial instruments used to manage interest rate risk, see Notes 6 and 14.

         Foreign Exchange Risk Management: The company enters into foreign currency swaps, options, and forward exchange contracts in its management of foreign currency exposures. Realized and unrealized gains and losses on contracts that are designated as hedges are recognized in earnings in the same period as the underlying hedged transactions. Contracts that do not qualify as hedges for accounting purposes are marked to market and the resulting gains and losses are recognized in current earnings. The cash flows resulting from hedge contracts are classified as cash flows from operating activities.

         Notional amounts at December 31 were as follows:


                              1998      1997
----------------------------------------------
Forward contracts           $ 265.8   $ 205.7
Options purchased             597.8     249.8
Options written              (257.2)   (104.9)
----------------------------------------------

         Forward contracts and purchased options are used to hedge actual and anticipated purchases of inventory and are included in the statement of financial position as current assets and accrued liabilities. These instruments typically have remaining terms of one year or less. Gains and losses receiving hedge accounting treatment are recognized in earnings in the same period as the underlying hedged transactions. In the event of an early termination of a currency exchange agreement designated as a hedge, the gain or loss and any fees paid continue to be deferred and are included in the settlement of the underlying transaction.

         The company purchases and writes offsetting foreign currency options, which do not qualify for hedge accounting treatment, for the purpose of reducing the net cost of its hedging strategies. These instruments are included in the statement of financial position at fair value as current assets and accrued liabilities, respectively.

         Concentrations of Credit Risk: The company's main concentrations of credit risk consist primarily of temporary cash investments and trade receivables. Cash investments are made in a variety of high quality securities with prudent diversification requirements. Credit risk related to trade receivables is dispersed across a large number of customers located in various geographic areas. The company has off-balance sheet credit risk for the reimbursement from IBM of its pro rata share of postretirement benefits to be paid by the company (see Note 11).


13. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table summarizes the carrying amounts and fair values of financial instruments with fair values different than their carrying amounts at December 31:

                                                   1998                           1997
                                             Asset (Liability)             Asset (Liability)
------------------------------------------------------------------------------------------------
                                            Carrying       Fair        Carrying       Fair
                                             Amount        Value        Amount        Value
                                             ------        -----        ------        -----
Non-derivatives:
Long-term debt (senior notes)               $(148.7)     $(150.5)        $-          $ -
Derivatives:
Prepaid expenses and other current assets       3.4          3.8          1.4          3.0
Other assets (liabilities)                      -           (1.0)         0.4         (0.1)
------------------------------------------------------------------------------------------------

         The carrying amounts in the table are included in the statement of financial position under the indicated captions. The amounts in the table are presented net of amounts offset in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.

         Cash and cash equivalents and trade receivables are valued at their carrying amounts as recorded in the statement of financial position, and are reasonable estimates of fair value given the relatively short period to maturity for these instruments. The carrying values of the term loan and revolving credit facility approximated their fair value given their variable rate interest provisions. Derivative financial instruments which do not qualify for hedge accounting and forward contracts are recorded in the statement of financial position at their fair value. The fair value of the senior notes was estimated based on current rates available to the company for debt with similar characteristics. Fair values for the company's derivative financial instruments are based on quoted market prices of comparable instruments or, if none are available, on pricing models or formulas using current assumptions.

14. SALES OF RECEIVABLES

         In November 1998, the company amended its agreement to sell its U.S. trade receivables on a limited recourse basis. The maximum amount of U.S. trade receivables to be sold was increased from $100.0 million to $125.0 million. As collections reduce previously sold receivables, the company may replenish these with new receivables. At both December 31, 1998 and 1997, U.S. trade receivables of $100.0 million had been sold and, due to the revolving nature of the agreement, $100.0 million also remained outstanding. The agreement, which contains customary financial covenants, must be renewed annually, and is expected to be renewed upon its expiration in November 1999. The risk the company bears from bad debt losses on U.S. trade receivables sold is limited to approximately 10% of the outstanding balance of receivables sold. The company addresses this risk of loss in its allowance for doubtful accounts. Receivables sold may not include amounts over 60 days past due or concentrations over certain limits with any one customer.

         In March 1997, the company entered into three-year interest rate swaps with a total notional amount of $60.0 million, whereby the company pays interest at a fixed rate of approximately 6.5% and receives interest at a floating rate equal to the three-month LIBOR. Since May 1998, the swaps serve as a hedge of the receivables financings which are based on floating interest rates. Expense of $0.5 million for 1998 related to these swaps is included in other expense in the statement of earnings.

         The company had an agreement to sell up to 22 million deutsche marks of German trade receivables on a limited recourse basis. At December 31, 1997, German trade receivables of 21.8 million deutsche marks ($12.3 million at December 31, 1997 exchange rates) were sold and outstanding. During 1998, this agreement was terminated.

         During 1997, the company adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings and addresses programs such as the company's trade receivables programs in the U.S. and Germany. With the adoption of SFAS No. 125, the company continues to account for the transfers of receivables as sale transactions. In response to SFAS No. 125 for purposes of the U.S. program, the company formed and sells its receivables to a wholly owned subsidiary, Lexmark Receivables Corporation ("LRC"), which then sells the receivables to an unrelated third party. LRC is a separate legal entity with its own separate creditors who, in a liquidation of LRC, would be entitled to be satisfied out of LRC's assets prior to any value in LRC becoming available for equity claims of an LRC stockholder.

         In prior years, the company sold a portion of its non-U.S. trade receivables on a recourse basis. Proceeds from these sales totaled $18.6 million and $48.9 million in 1997 and 1996, respectively.

         Expenses incurred under these programs totaling $6.6 million, $5.2 million and $5.4 million for 1998, 1997 and 1996 respectively, are included in other expense in the statements of earnings.

15. EARNINGS PER SHARE


                                                        For the Year Ended December 31, 1998
                                              ---------------------------------------------------------
                                                   Earnings            Shares           Per Share
                                                  (Numerator)       (Denominator)          Amount
                                                  -----------       -------------       ----------
Net earnings                                       $ 243.0

Basic EPS
 Net earnings available to common
    stockholders                                     243.0           66,621,369          $ 3.65


Effect of Dilutive Securities
 Long-term incentive plan
                                                       -                120,382
 Stock options
                                                       -              4,659,139
                                                   --------          ----------
Diluted EPS
  Net earnings available to common
     stockholders plus assumed conversions         $ 243.0           71,400,890          $ 3.40
                                              ---------------------------------------------------------

Options to purchase an additional 4,500 shares of Class A common stock at prices between $75.94 and $88.38 per share were outstanding at December 31, 1998 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

                                                        For the Year Ended December 31, 1997
                                              ---------------------------------------------------------
                                                   Earnings            Shares           Per Share
                                                  (Numerator)       (Denominator)         Amount
                                                  -----------       -------------       ----------

Earnings before extraordinary item                 $ 163.0

Basic EPS
  Earnings available to common
     stockholders                                    163.0           71,314,311           $ 2.29

Effect of Dilutive Securities
  Warrants                                             -                324,238
  Long-term incentive plan                             -                 10,430
  Stock options                                        -              3,519,797
                                                   -------           ----------
Diluted EPS
  Earnings available to common
     stockholders plus assumed conversions         $ 163.0           75,168,776            $ 2.17

                                              ---------------------------------------------------------

Options to purchase an additional 42,948 shares of Class A common stock at prices between $32.56 and $36.44 per share were outstanding at December 31, 1997 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

                                                        For the Year Ended December 31, 1996
                                              ---------------------------------------------------------
                                                   Earnings            Shares           Per Share
                                                  (Numerator)       (Denominator)         Amount
                                                  -----------       -------------       ----------

Net earnings                                       $ 127.8

Basic EPS
  Net earnings available to common
      stockholders                                   127.8           71,629,572          $ 1.78

Effect of Dilutive Securities
  Warrants                                                              424,285
                                                       -
  Long-term incentive plan                                               34,563
                                                       -
  Stock options                                                       3,577,314
                                                       -
                                                   -------           ----------
Diluted EPS
  Net earnings available to common
     stockholders plus assumed conversions         $ 127.8           75,665,734          $ 1.69

                                              ---------------------------------------------------------

Options to purchase an additional 25,124 shares of Class A common stock at prices between $24.75 and $26.75 per share were outstanding at December 31, 1996 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

16. INTERNATIONAL OPERATIONS

         In 1998, the company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The company manufactures and sells a variety of printers and associated supplies that have similar economic characteristics as well as similar customers, production processes and distribution methods and, therefore, continues to report one segment.

         The  following  are  revenues  and  long-lived  asset   information  by
geographic area for and as of December 31:

                                   Revenues
                       ----------------------------------
                          1998        1997       1996
                       ----------------------------------
United States             $1,410.5   $1,109.6    $1,099.8
International              1,610.1    1,383.9     1,277.8
                       ----------------------------------
Total                     $3,020.6   $2,493.5    $2,377.6
                       ----------------------------------

                          Long-lived Asssets
                       ------------------------
                           1998        1997
                       ------------------------
United States             $324.0      $320.6
International              106.5        89.0
                       ------------------------
Total                     $430.5      $409.6
                       ------------------------

Revenues reported above are based on the countries to which the products are shipped.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           First          Second           Third           Fourth
                                          Quarter         Quarter         Quarter          Quarter
--------------------------------------------------------------------------------------------------
1998:
Revenues                                 $ 672.1         $ 697.3          $ 743.8         $ 907.4
Gross profit                               246.6           256.4            267.9           315.3
Operating income                            77.9            85.3             91.4           128.2
Earnings before extraordinary item          49.5            53.8             57.8            81.9
Net earnings                                49.5            53.8             57.8            81.9

Basic EPS*                               $  0.73         $  0.81          $  0.87         $  1.25
Diluted EPS*                                0.69            0.75             0.81            1.16

Stock prices:
 High                                    $ 45.25         $ 64.19          $ 75.50         $102.00
 Low                                       35.00           43.75            52.75           50.75

1997:
Revenues                                  $583.4         $ 556.3          $ 618.3         $ 735.5
Gross profit                               199.8           193.4            215.6           261.2
Operating income                            55.7            57.5             67.0            94.4
Earnings before extraordinary item          30.7            34.3             41.0            57.0
Net earnings                                16.7            34.3             41.0            57.0

Basic EPS before extraordinary item*     $  0.42         $  0.48          $  0.57        $   0.83
Diluted EPS before extraordinary item*      0.40            0.45             0.54            0.78
Basic EPS*                                  0.23            0.48             0.57            0.83
Diluted EPS*                                0.22            0.45             0.54            0.78

Stock prices:
 High                                    $ 29.63          $ 30.50         $ 36.31         $ 38.00
 Low                                       22.00            19.13           26.88           29.56
-------------------------------------------------------------------------------------------------------------

*The sum of the quarterly earnings per share amounts do not equal the year-to-date earnings per share due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

         First quarter 1997 net earnings were reduced by an extraordinary charge of $22.4 million ($14.0 million net of tax benefit) caused by an early extinguishment of the company's senior subordinated notes.

18.  SUMMARIZED FINANCIAL INFORMATION

         The  following is  consolidated  summarized  financial  information  of
International:

                                          1998         1997        1996
-----------------------------------------------------------------------------
Statement of Financial Position Data:
  Current assets                         $1,020.0   $  776.1    $  765.1
  Noncurrent assets                         463.4      432.1       456.4

  Current liabilities                       609.6      551.4       423.9
  Noncurrent liabilities                    299.6      160.0       259.9


Statement of Earnings Data:
  Revenues                               $3,020.6   $2,493.5    $2,377.6
  Gross profit                            1,086.2      870.0       747.4
  Earnings before extraordinary item        243.0      163.0       127.8
  Net earnings                              243.0      149.0       127.8
-----------------------------------------------------------------------------

         Current liabilities at December 31, 1998, 1997 and 1996 include $3.9 million, $3.9 million and $2.6 million respectively, that is owed to Lexmark International Group, Inc.


19. NEW ACCOUNTING STANDARDS

         In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use, and requires that companies capitalize certain internal use software costs once certain criteria are met. Currently, the company generally expenses the costs of developing or obtaining internal-use software as incurred. This SOP is required for financial statements for fiscal years beginning after December 15, 1998. The company will adopt SOP 98-1 as required on January 1, 1999, and does not expect it to have a material impact on its consolidated financial statements.

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This statement is required for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. The company will adopt this accounting standard effective January 1, 1999, and does not expect it to have a material impact on its consolidated financial statements.

MANAGEMENT'S REPORT ON
FINANCIAL STATEMENTS

The consolidated financial statements and related information included in this Financial Report are the responsibility of management and have been reported in conformity with generally accepted accounting principles. All other financial data in this Annual Report have been presented on a basis consistent with the information included in the consolidated financial statements. Lexmark International Group, Inc. maintains a system of financial controls and procedures, which includes the work of corporate auditors, which we believe provides reasonable assurance that the financial records are reliable in all material respects for preparing the consolidated financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of financial controls must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. This system of financial controls is reviewed, modified and improved as changes occur in business conditions and operations, and as a result of suggestions from the corporate auditors and PricewaterhouseCoopers LLP.

The Finance and Audit Committee, composed of outside members of the Board of Directors, meets periodically with management, the independent accountants and the corporate auditors, for the purpose of monitoring their activities to ensure that each is properly discharging its responsibilities. The Finance and Audit Committee, independent accountants, and corporate auditors have free access to one another to discuss their findings.


  /s/ Paul J. Curlander


Paul J. Curlander
President and chief executive officer


  /s/ Gary E. Morin


Gary E. Morin
Vice president and chief financial officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the board of directors of Lexmark International Group, Inc.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of earnings, cash flows and stockholders' equity appearing on pages 25 through 42 of this annual report present fairly, in all material respects, the consolidated financial position of Lexmark International Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Lexington, Kentucky
February 11, 1999

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Lexmark International Group, Inc. ("Group," and together with its subsidiaries, the "company" or "Lexmark") is a global developer, manufacturer and supplier of laser and inkjet printers and associated consumable supplies. The company also sells dot matrix printers for printing single and multi-part forms by business users. The company's printer business targets the office and home markets. In addition Lexmark develops, manufactures and markets a broad line of other office imaging products which include supplies for International Business Machines Corporation ("IBM") branded printers, after-market supplies for other original equipment manufacturer ("OEM") products, and typewriters and typewriter supplies that are sold under the IBM trademark.

In the past few years, the worldwide printer industry has seen substantial growth in demand for laser and inkjet printers as a result of increasing penetration of personal computers into home markets and the office migration to local area networks from mainframes. During this period, the company's own product mix has evolved, with its laser and inkjet printers and associated supplies representing an increasing percentage of its sales volume and revenues, particularly as the increasing base of installed Lexmark printers generates additional revenues from recurring sales of supplies for those printers
(primarily laser and inkjet cartridges). Lexmark believes that its total revenues will continue to grow due to overall market growth and increases in the company's market share in both the network and color inkjet printer categories. Management believes that this growth will more than offset reduced demand for dot matrix impact printers, which depend on older impact-printing technology, and declines in sales of IBM branded supplies for older models of IBM branded impact and laser printers.

In recent years, the company's growth rate in sales of printer units has generally exceeded the growth rate of its printer revenues due to selling price reductions and the introduction of new lower priced products in both the laser and inkjet printer markets. In the laser printer market, unit price reductions are partially offset by the tendency of customers to move up to higher priced printer models with faster speeds, greater network connectivity and other new features. In the inkjet printer market, advances in color inkjet technology have resulted in lower prices for printers with sharper resolution and improved performance. The greater affordability of color inkjet printers has been an important factor in the recent growth of this market.

The company's other office imaging products includes many mature products such as supplies for IBM printers, typewriters and other impact supplies that require little ongoing investment but provide a significant source of cash flow. The company expects that the market for these products and the profitability from the sale of these products will continue to decline, but the company's strategy is to mitigate these declines through the sale of new supplies for non-impact technologies, such as after-market laser cartridges. Lexmark introduced its first after-market laser cartridges in May 1995 for the large installed base of a range of laser printers sold by other manufacturers. The company's strategy for other office imaging products is to pursue the after-market OEM laser supplies opportunity while managing the mature products for cash flow.

The company expects that its overall operating margins will remain relatively stable as the associated printer supplies become an increasing part of its business, offsetting the decline in the company's other office imaging products. Although the company expects continuing declines in printer prices, it expects to be able to reduce costs in line with price decreases.

In 1998, the company adopted Shareholder Value Add ("SVA") as an internal corporate objective to align employees' interests with those of other shareholders. SVA is calculated by subtracting a capital charge from consolidated operating income after taxes. The capital charge represents the weighted average cost of debt and equity applied to average net assets. Rates for the cost of debt and equity are fixed at the end of the third quarter in the previous year and the weighted average cost of capital is variable with the relative mixture of debt and equity comprising the capital structure.

During 1998, SVA increased by $89 million relative to 1997 to $170 million. The relevant amounts used in the calculation of SVA for 1998 and 1997 respectively were $383 million and $275 million for operating income, 33.5% and 36.0% for the effective tax rate, $764 million and $737 million for the average net assets and 11.0% and 12.8% for the weighted average cost of capital.

In March 1998, a public offering of 7,704,577 shares of the company's Class A common stock by certain of its stockholders was completed at a public offering price of $45.00 per share. The company and current members of management chose not to sell any shares in the offering and, therefore, did not receive any of the proceeds from the sale of the shares.

In March 1998, the company repurchased an additional 2 million shares (the "Repurchase Shares") from certain of the stockholders participating in the March 1998 offering at a price of $43.38 per share (which was equal to the net proceeds per share received by the selling stockholders participating in the offering) for an aggregate purchase price of approximately $87 million. See "Liquidity and Capital Resources."


RESULTS OF OPERATIONS

1998 compared to 1997

Consolidated revenues in 1998 were $3,021 million, an increase of 21% over 1997. Revenues were adversely affected by foreign currency exchange rates due to the strengthening of the U.S. dollar. Without the currency translation effect, year-to-year revenue growth would have been 23%. Total U.S. revenues increased $301 million or 27% and international revenues including exports from the U.S., increased $226 million or 16%. Revenues from sales to all original equipment manufacturers accounted for less than 10% of consolidated revenues in 1998.

The company's results were primarily driven by unit volume increases in printers and strong growth of associated supplies. The company enhanced the Optra S family of monochrome and color laser printers in 1998 and introduced the new Optra Color 1200 and Optra Se 3455 models in the second and third quarters, respectively. The company also made inkjet product announcements in 1998, with the introduction of the 1100, 3200 and 5700 Color Jetprinters, along with the Photo Jetprinter 5770. Printer volumes grew at double-digit rates and associated printer supplies revenues increased during 1998 as compared to 1997 primarily due to the continued growth of the company's installed printer base.

The color inkjet market, the fastest growing segment of the personal printer market (printers in the 1-10 pages per minute ("ppm") category), expanded rapidly due to growth in personal computers and home offices, and the development of easy-to-use color inkjet technology with good quality color print capability at low prices. Lexmark introduced its first color inkjet printer using its own technology in 1994 and has experienced strong sales growth through retail outlets. The company increased its product distribution through retail outlets, with the number of such outlets worldwide rising from approximately 5,000 retail outlets in 1995 to more than 15,000 in 1996, and remaining relatively constant during 1997 and 1998. The company's ability to increase or maintain its presence in the retail marketplace with its branded products may be adversely affected as the company becomes more successful in its sales and marketing efforts for OEM opportunities. The company made additional capital investments in its inkjet production capacity in 1998 to address the growing demand for its color inkjet printers and associated supplies.

With the introduction of the Optra S laser printers, a majority of the company's laser printers are office desktop printers (laser printers that print at speeds of 11-34 ppm), which the company believes is one of the fastest growing segments of the laser printer market. Office desktop laser printer growth is being driven by the office migration from large mainframe computers to local area networks that link various types of computers using a variety of protocols and operating systems.

Because consumable supplies must be replaced on average one to three times a year, depending on type of printer and usage, demand for laser and inkjet printer cartridges is increasing at a higher rate than printer shipments. The company expects this recurring and relatively high margin business to contribute to the stability of the company's earnings over time.

Consolidated gross profit was $1,086 million for 1998, an increase of 25% from 1997. This was mainly driven by improved printer margins reflecting lower costs and growth in higher margin associated consumable supplies. Gross profit as a percentage of revenues for 1998 increased to 36.0% from 34.9% in 1997.

Total operating expenses increased 18% for 1998 compared to 1997. The increased operating expenses were principally due to higher sales and marketing expenses in support of revenue growth and new product introductions. Operating expenses as a percentage of revenues were 23.3% in 1998 compared to 23.9% in 1997.

Consolidated operating income was $383 million for 1998, an increase of 39% over 1997. This increase was due principally to improved printer margins reflecting lower costs and growth in higher margin associated consumable supplies.

[GRAPH APPEARS HERE]

 .    OPERATING INCOME BEFORE AMORTIZATION
     dollars in millions

                                1994     1995     1996     1997     1998
                                ----     ----     ----     ----     ----
     After unusual item        $159.6   $134.1   $235.5   $274.6   $382.8
     Before unusual item        159.6    194.7    235.5    274.6    382.8

The following table sets forth the percentage of total revenues represented by certain items reflected in the company's statements of earnings.

                                1998    1997   1996   1995   1994
-------------------------------------------------------------------
Revenues                        100%    100%   100%   100%   100%
Cost of revenues                 64%     65%    69%    69%    70%
--------------------------------------------------------------- ---
Gross profit                     36%     35%    31%    31%    30%

Research & development            5%     5 %     5%     5%     6%
Selling, general &
  administrative                 18%     19%    16%    17%    16%
Option compensation related to
  IPO                             -       -      -      3%     -
Amortization of intangibles       -       -      -      1%     2%
-------------------------------------------------------------------
Operating income                 13%     11%    10%     5%     6%
-------------------------------------------------------------------


Earnings before income taxes and extraordinary item were $365 million, an increase of 43% over 1997, principally due to the operating performance.

Earnings before extraordinary item were $243 million, an increase of 49% over 1997. The income tax provision was 33.5% of earnings before tax in 1998 as compared to approximately 36% in 1997. The decrease in the income tax rate was primarily due to the effect of lower tax rates on manufacturing activities in certain countries.

Net earnings were $243 million, up 63% over 1997 net earnings. Net earnings for 1997 were affected by an extraordinary charge of $22 million ($14 million net of tax benefit) caused by a prepayment premium and other fees associated with the prepayment of the company's senior subordinated notes in the first quarter of 1997.

Basic net earnings per share were $3.65 for 1998 versus $2.29 in 1997 before the extraordinary charge and $2.09 after the extraordinary charge, an increase of 60% and 75%, respectively. Diluted net earnings per share were $3.40 in 1998, compared to $2.17 in 1997 before the extraordinary charge and $1.98 after the extraordinary charge, an increase of 57% and 72%, respectively.

[GRAPH APPEARS HERE]

 .        EARNINGS PER SHARE
         in dollars

                                             1994   1995    1996    1997   1998
                                             ----   ----    ----    ----   ----
         Diluted net earnings per share
           after unusual items             $(0.46)  $0.44  $1.69   $1.98   $3.40
         Diluted net earnings per share
           before unusual items              0.50    1.17   1.69    2.17    3.40


1997 compared to 1996

Consolidated revenues in 1997 were $2,494 million, an increase of 5% over 1996. Revenues were adversely affected by foreign currency exchange rates due to the strengthening of the U.S. dollar. Without the currency translation effect, year-to-year revenue growth would have been 10%. Excluding the keyboard products in 1996, revenues for 1997 increased $149 million or 6% from 1996. The company's keyboard product line was phased out by the end of the first quarter of 1996. Total U.S. revenues increased slightly and international revenues including exports from the U.S., increased $106 million or 8%.

Consolidated gross profit was $870 million for 1997, an increase of 16% from 1996. This was mainly driven by improved printer margins and a richer mix of supplies versus printer hardware. Gross profit as a percentage of revenues for 1997 increased to 34.9% from 31.4% in 1996. Gross profit attributable to printers and associated supplies increased 24%, principally due to reductions in product costs and growth in higher margin associated consumable supplies.

Total operating expenses increased 15% for 1997 compared to 1996. Expenses as a percentage of revenues were 23.9% in 1997 compared to 21.5% (excluding the amortization of intangibles) in 1996. These increases versus 1996 principally reflect planned increases in marketing and sales expenses to launch new products and provide continuing support for Lexmark's products in the marketplace.

Consolidated operating income was $275 million for 1997, an increase of 19% over 1996. This increase was due principally to product cost reductions, growth in associated consumable supplies and the absence of amortization of intangibles, which were fully amortized in the first quarter of 1996.

Earnings before income taxes and extraordinary item were $255 million, an increase of 26% over 1996, principally due to the operating performance and lower interest expense resulting from lower debt levels and lower interest rates.

Earnings before extraordinary item were $163 million, an increase of 28% over 1996. The income tax provision was 36% of earnings before tax in 1997 as compared to approximately 37% in 1996.

Net earnings were $149 million, up 17% over 1996 net earnings. Net earnings for 1997 were affected by an extraordinary charge of $22 million ($14 million net of tax benefit) caused by a prepayment premium and other fees associated with the prepayment of the company's senior subordinated notes in the first quarter of 1997.

Basic net earnings per share were $2.09 for 1997, or $2.29 before extraordinary item, compared to $1.78 in 1996, an increase of 17% and 28%, respectively. Diluted net earnings per share were $1.98 in 1997, or $2.17 before extraordinary item, compared to $1.69 in 1996, an increase of 17% and 28%, respectively.


LIQUIDITY AND CAPITAL RESOURCES

Lexmark's primary source of liquidity has been cash generated by operations, which totaled $289 million, $275 million and $118 million in 1998, 1997 and 1996, respectively. Cash from operations has been sufficient to allow the company to fund its working capital needs and finance its capital expenditures during these periods along with the repurchase of approximately $189 million and approximately $182 million of its Class A common stock during 1998 and 1997, respectively.

Cash flows from operating activities in 1998 increased slightly over 1997. In 1998, higher net earnings more than offset higher working capital requirements in support of sales growth. In 1997, the increase in cash provided by operating activities over 1996 was principally due to earnings before extraordinary loss, the increase in amounts outstanding under the trade accounts receivables programs, the increase of net deferred tax liabilities and favorable changes in working capital accounts.

In January 1998, the company entered into a new $300 million unsecured, revolving credit facility with a group of banks. Upon entering the new agreement, the company repaid the amounts outstanding on its existing term loan and revolving credit facility. The company had an interest rate/currency swap hedging the term loan with a notional amount of approximately $37 million that matured in the first quarter of 1998. The interest rate on the new credit facility ranges from 0.2% to 0.7% above London Inter Bank Offered Rate (LIBOR), as adjusted under certain limited circumstances, based upon the company's debt rating. In addition, the company pays a facility fee on the $300 million of 0.1% to 0.3% based upon the company's debt rating. The interest and facility fees are payable quarterly. The $300 million credit agreement contains customary default provisions, leverage and interest coverage restrictions and certain restrictions on the incurrence of additional debt, liens, mergers or consolidations and investments. Any amounts outstanding under the $300 million credit facility are due upon the maturity of the facility on January 27, 2003.

In May 1998, Lexmark International, Inc. ("International"), a wholly-owned subsidiary of Group completed a public offering of $150 million principal amount of its 6.75% senior notes due

May 15, 2008. The senior notes were priced at 98.998%, to yield 6.89% to maturity. The senior notes are guaranteed by Group and contain restrictions on liens, sale leaseback transactions, mergers and sales of assets. A substantial portion of the net proceeds from the sale of the senior notes was used to reduce existing debt outstanding under the company's credit facility. There are no sinking fund requirements on the senior notes and they may be redeemed at any time, at a redemption price as described in the related indenture agreement, in whole or in part, at the option of International.

[GRAPH APPEARS HERE]

 .        CAPITAL STRUCTURE
         in percent

                   1994     1995     1996    1997     1998
                   ----     ----     ----    ----     ----
         Equity    50.5%    66.7%    76.6%   87.0%    78.3%
         Debt      49.5     33.3     23.4    13.0     21.7

In November 1998, the company amended the agreement to sell its U.S. trade receivables on a limited recourse basis. The maximum amount of U.S. trade receivables to be sold was increased from $100 million to $125 million. As collections reduce previously sold receivables, the company may replenish these with new receivables. At both December 31, 1998 and 1997, U.S. trade receivables of $100 million had been sold and, due to the revolving nature of the agreement, $100 million also remained outstanding. The agreement, which contains customary financial covenants, must be renewed annually, and is expected to be renewed upon its expiration in November 1999. The risk the company bears from bad debt losses on U.S. trade receivables sold is limited to approximately 10% of the outstanding balance of receivables sold. The company addresses this risk of loss in its allowance for doubtful accounts. Receivables sold may not include amounts over 60 days past due or concentrations over certain limits with any one customer.

In March 1997, the company entered into three-year interest rate swaps with a total notional amount of $60 million, whereby the company pays interest at a fixed rate of approximately 6.5% and receives interest at a floating rate equal to the three-month LIBOR. Since May 1998, the swaps serve as a hedge of the receivables financings which are based on floating interest rates.

As of December 31, 1998, the company's board of directors authorized the repurchase of up to $600 million of its Class A common stock. This repurchase authority allows the company at management's discretion to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. During 1998, the company repurchased 3,647,600 shares of its Class A common stock including the Repurchase Shares for approximately $189 million. As of December 31, 1998, the company had repurchased 10,085,714 shares at prices ranging from $21.25 to $75.94 per share for an aggregate cost of approximately $371 million, leaving approximately $229 million of share repurchase authority.


CAPITAL EXPENDITURES

Capital expenditures totaled $102 million, $70 million and $145 million in 1998, 1997 and 1996, respectively. The 1998 capital expenditures were primarily in support of new products and volume growth while the 1997 expenditures were principally in support of new products. The 1996 expenditures were for expansion of the inkjet printer products manufacturing capacity, which included the conversion of a Lexington facility and the establishment of facilities in Mexico and Scotland to manufacture inkjet cartridges. Looking forward to 1999, the company expects capital expenditures to be between $140 and $160 million and will include further expansion of printer and associated supplies manufacturing capacity. The capital expenditures are expected to be funded primarily through cash from operations.

EFFECT OF CURRENCY EXCHANGE RATES AND EXCHANGE RATE RISK MANAGEMENT

Revenues derived from international operations, including exports from the United States, made up slightly more than half of the company's consolidated revenues, with European revenues accounting for about 71% of international revenues. Substantially all foreign subsidiaries maintain their accounting records in their local currencies. Consequently, period-to-period comparability of results of operations is affected by fluctuations in exchange rates. While currency translation has significantly affected international revenues and cost of revenues, it did not have a material impact on operating income for the years 1996 through 1998. The company attempts to reduce its exposure to exchange rate fluctuations through the use of operational hedges, such as pricing actions and product sourcing decisions.


[GRAPH APPEARS HERE]

 .        REVENUES BY GEOGRAPHIC AREA*

         dollars in millions

                      1994       1995        1996       1997       1998
                      ----       ----        ----       ----       ----
         U.S.        $1,024     $1,112      $1,100     $1,110     $1,411
         Europe         615        791         896        951      1,140
         Other Intl.    214        255         382        433        470

         *Based on the countries to which the products are shipped.

The company's exposure to exchange rate fluctuations generally cannot be minimized solely through the use of operational hedges. Therefore, the company utilizes financial instruments such as forward exchange contracts and currency options to reduce the impact of exchange rate fluctuations on actual and anticipated cash flow exposures and certain assets and liabilities which arise from transactions denominated in currencies other than the functional currency. The company does not purchase currency related financial instruments for purposes other than exchange rate risk management.

The company believes that international operations in new geographic markets will be less profitable than operations in U.S. and European markets as a result, in part, of the higher investment levels for marketing, selling and distribution required to enter these markets. Although the current economic conditions in some of the Asian and Latin American regions may adversely affect the company's growth in those regions, management does not expect the impact will result in the company's not being able to achieve its long-term operating income growth objective.


TAX MATTERS

The company's effective tax rate was approximately 34%, 36%, and 37% for 1998, 1997, and 1996, respectively. The decrease in the income tax rate was primarily due to the effect of lower tax rates on manufacturing activities in certain countries.

The company and its subsidiaries are subject to tax examinations in various U.S. and foreign jurisdictions. The company believes that adequate tax payments have been made and accruals recorded for all years.

As of December 31, 1998, the company had non-U.S. tax loss carryforwards of $34 million, including $2 million which expire between the years 2000 and 2004. Portions of these non-U.S. tax loss carryforwards (approximately $11 million) are not expected to provide a future benefit because they are attributable to certain non-U.S. entities that are also taxable in the U.S.


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


IMPACT OF THE YEAR 2000 ISSUE

The Year 2000 Issue is the result of computers, software and other equipment that fail to utilize the full four-digit representation of a year which would cause date-sensitive software to recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculation causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. In addition, equipment containing embedded chips could malfunction as a result of this issue. If systems are not modified to be Year 2000 compliant, such failures could occur and could materially affect the company's results of operations, liquidity, and financial condition. In recent years, in order to reduce costs associated with information processing and to improve access to business information through common, integrated computing systems, the company converted its major information technology systems to an enterprise resource planning system. This system is Year 2000 compliant.

The company has conducted a comprehensive review of its computer and manufacturing equipment systems to identify the systems that could be affected by the Year 2000 Issue and has developed a comprehensive plan to address the issues. This plan includes analyzing and identifying systems and equipment that need to be replaced or upgraded as a result of the Year 2000 Issue. This review was completed during 1998. Required replacements and upgrades of critical systems and equipment were substantially complete and tested as of December 31, 1998. The Year 2000 Issue has not delayed implementation of any other planned system projects; however, some planned system projects were accelerated to replace non-compliant systems.

Almost all of the company's products are Year 2000 compliant. There are some products that are not Year 2000 compliant but can be upgraded to become compliant. A few products are not Year 2000 compliant and may never be Year 2000 compliant. The company does not expect costs associated with making its own products compliant to be material.

The company has established communications with its significant suppliers, customers and others with which it conducts business to help them identify their own Year 2000 issues. If necessary modifications and conversions by the company and those with which it conducts business are not completed timely, the Year 2000 Issue may have a material adverse effect on the company's results of operations, liquidity, and financial position. The company is currently evaluating and prioritizing the responses from suppliers to establish contingency plans. For significant production suppliers, possible contingencies include securing alternate sources or purchasing additional inventory prior to January 2000. Services provided by various utility companies are vital to the company, and the company is communicating with them about their plans and progress in addressing the Year 2000 Issue. The company currently does not have a contingency plan to address an interruption in utility service, although the company is actively working with its utility suppliers to gain assurance of uninterrupted service.

Costs
-----
The total costs associated with the company's required modifications and conversions to become Year 2000 compliant and to address Year 2000 non-compliant products are not currently expected to be material to the company's results of operations, liquidity and financial position and are being expensed as incurred.

The costs of the company's Year 2000 plan and the date on which the company expects to complete the Year 2000 Issue modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from the company's current expectations.

Risks
-----
The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially adversely affect the company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers, including utility companies and customers, the company is unable to conclude that the consequences of Year 2000 failures will not have a material impact on the company's results of operations, liquidity or financial position.

THE DISCUSSION AND ANALYSIS OF THE YEAR 2000 ISSUE INCLUDED HEREIN CONTAINS FORWARD-LOOKING STATEMENTS AND ARE BASED ON MANAGEMENT'S BEST ESTIMATES OF FUTURE EVENTS. RISKS RELATED TO COMPLETING THE COMPANY'S YEAR 2000 PLAN INCLUDE THE AVAILABILITY OF RESOURCES, THE COMPANY'S

ABILITY TO TIMELY DISCOVER AND CORRECT THE POTENTIAL YEAR 2000 SENSITIVE PROBLEMS WHICH COULD HAVE A SERIOUS IMPACT ON THE COMPANY'S OPERATIONS, THE ABILITY OF SUPPLIERS TO BRING THEIR SYSTEMS INTO YEAR 2000 COMPLIANCE, AND THE COMPANY'S ABILITY TO IDENTIFY AND IMPLEMENT EFFECTIVE CONTINGENCY PLANS TO ADDRESS YEAR 2000 FAILURES.


NEW ACCOUNTING STANDARDS

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use, and requires that companies capitalize certain internal use software costs once certain criteria are met. Currently, the company generally expenses the costs of developing or obtaining internal-use software as incurred. This SOP is required for financial statements for fiscal years beginning after December 15, 1998. The company will adopt SOP 98-1 as required on January 1, 1999, and does not expect it to have a material impact on its consolidated financial statements.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This statement is required for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. The company will adopt this accounting standard effective January 1, 1999, and does not expect it to have a material impact on its consolidated financial statements.


MARKET RISK SENSITIVITY

The market risk inherent in the company's financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates.

Interest Rates
--------------
At December 31, 1998, the fair value of the company's senior notes is estimated at $151 million using quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements, taking into consideration the underlying terms of the debt. Such fair value exceeded the carrying value of debt at December 31, 1998 by approximately $2 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates and amounts to approximately $7 million at December 31, 1998.

The company has interest rate swaps that serve as a hedge of financings which are based on floating interest rates. The fair value at December 31, 1998 was a liability of $1 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates and amounts to less than $1 million at December 31, 1998.

Foreign Currency Exchange Rates
-------------------------------
The company employs a foreign currency hedging strategy to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. Foreign currency exposures arise from transactions denominated in a currency other than the company's functional currency and from foreign denominated revenues and profits translated into U.S. dollars. The primary currencies to which the company is exposed include the French franc and other European currencies, the Australian dollar and some Asian and South American currencies. Exposures are hedged with foreign currency forward contracts, put options, and call options with maturity dates of less than one year. The potential loss in fair value at December 31, 1998 for such contracts resulting from a hypothetical 10% adverse change in all foreign currency exchange rates is approximately $19 million. This loss would be mitigated by corresponding gains on the underlying exposures.

Selected Financial Data


(Dollars in Millions, Except  Share Data)

-------------------------------------------------------------------------------------------------------------------------

                                                       1998          1997          1996        1995         1994
                                                       ----          ----          ----        ----         ----
Statement of  Earnings Data:
--------------------------------------------------------------------------------------------------------------------
Revenues                                             $3,020.6      $2,493.5      $2,377.6      $2,157.8    $1,852.3
Cost of revenues                                      1,934.4       1,623.5       1,630.2       1,487.9     1,298.8
--------------------------------------------------------------------------------------------------------------------
Gross profit                                          1,086.2         870.0         747.4         669.9       553.5

Research and development                                158.5         128.9         123.9         116.1       101.0
Selling, general and administrative                     544.9         466.5         388.0         359.1       292.9
Option compensation related to IPO (1)                    -             -             -            60.6         -
Amortization of intangibles (2)                           -             -             5.1          25.6        44.7
--------------------------------------------------------------------------------------------------------------------
Operating income                                        382.8         274.6         230.4         108.5       114.9

Interest expense                                         11.0          10.8          20.9          35.1        50.6
Other                                                     6.4           9.1           7.9          10.1        13.6
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                            365.4         254.7         201.6          63.3        50.7
Provision for income taxes                              122.4          91.7          73.8          15.2         6.1
--------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary item                      243.0         163.0         127.8          48.1        44.6
Extraordinary loss (3)                                    -           (14.0)          -           (15.7)        -
--------------------------------------------------------------------------------------------------------------------
Net earnings                                         $  243.0     $   149.0     $   127.8     $    32.4   $    44.6
Diluted earnings (loss) per common share before
   extraordinary item (4)                            $   3.40     $    2.17     $    1.69     $    0.65   $   (0.46)
Diluted net earnings (loss) per common share (4)     $   3.40     $    1.98     $    1.69     $    0.44   $   (0.46)
Shares used in per share calculation               71,400,890    75,168,776    75,665,734    74,200,279  61,430,896


Statement of Financial Position Data:
--------------------------------------------------------------------------------------------------------------------
Working capital                                      $  414.3     $   228.6     $   343.8     $   227.7   $   237.5
Total assets                                          1,483.4       1,208.2       1,221.5       1,142.9       960.9
Total debt                                              160.4          75.0         165.3         195.0       290.0
Stockholders' equity                                    578.1         500.7         540.3         390.2       295.5


Other Key Data:
--------------------------------------------------------------------------------------------------------------------
Operating  income  before  amortization  and
 unusual  item (5)                                   $  382.8     $   274.6     $   235.5     $   194.7   $   159.6
Diluted earnings per share before unusual items (6)  $   3.40     $    2.17     $    1.69     $    1.17   $    0.50
Cash from  operations  (7)                              289.0         274.9         118.0         307.5       361.9
Capital expenditures                                    101.7          69.5         145.0         106.8        58.1
Shareholder Value Add (8)                               170.4          81.5           -             -           -
Debt to total  capital  ratio                             22%           13%           23%           33%         50%
Return  on average  equity before unusual items (9)       47%           30%           27%           25%         21%
Number of employees (10)                                8,835         7,985         6,573         7,477       5,934
--------------------------------------------------------------------------------------------------------------------

(1) The company recognized a non-cash compensation charge of $60.6 million ($38.5 million net of tax benefit) in the fourth quarter of 1995 for certain of the company's outstanding employee stock options upon the consummation of the initial public offerings.
(2) Acquisition-related intangibles were fully amortized by March 31, 1996.
(3) In 1997, represents extraordinary after-tax loss caused by the early extinguishment of the company's senior subordinated notes and in 1995, represents extraordinary after-tax loss caused by an early extinguishment of debt related to the refinancing of the company's term loan.
(4) Earnings (loss) per common share are net of dividends of $11.8 million paid on the company's redeemable senior preferred stock in 1994 . Earnings attributable to common stock in 1994 are also net of a $61.3 million preferred stock redemption premium related to the exchange of redeemable senior preferred stock for Class A common stock on December 30, 1994.
(5) Unusual item in 1995 reflects the non-cash compensation charge discussed in (1) above.
(6) Unusual item in 1997 represents the extraordinary after-tax loss discussed in (3) above. Unusual items in 1995 includes the non-cash compensation charge discussed in (1) above and the extraordinary after-tax loss discussed in (3) above. The unusual item in 1994 represents the preferred stock redemption premium discussed in (4) above.
(7) Cash flows from investing and financing activities, which are not presented, are integral components of total cash flow activity.
(8) Shareholder Value Add measurement was initiated in 1997.
(9) Unusual item in 1997 represents the extraordinary loss discussed in (3) above. Unusual items in 1995 includes the non-cash compensation charge discussed in (1) above and the extraordinary after-tax loss discussed in
    (3) above.
(10)Represents the number of full-time equivalent employees at December 31st of each year.